AdStar

2002 Annual Report

To Our
Shareholders

2002 was the most important year in AdStar's history. We can say without any hesitancy that we have solidified our position as the leading provider of classified ad transaction services and continue to outpace any potential competitor in our market. In a year where the U.S. economy struggled, we more than doubled the number of newspapers that used our Web-based service, increased our year-over-year growth in ad transactions by nearly 150%, and secured a long-term partner in Tribune Company, among many other milestones.

During 2002, we continued to enhance our Web technology, embracing the demands of our customers particularly in the area of private-labeling our service to run our e-commerce offering on their web sites. In addition, we introduced our Application Programming Interface (API), which allows third parties to access AdStar's e-commerce services and create ads on behalf of their customers. As a result, we were able to enter into key agreements with Manheim Interactive (which provides services to auto dealers), a niche web site that provides services to commercial real estate brokers; and a third-party call center.

We have positioned AdStar to reap the benefits of many new classified ad transaction points by empowering third parties to leverage the technology and expertise built into our interface. Our API allows us to target a market that had previously gone untapped by our service, and now we anticipate significant growth in ad transactions and revenues from a variety of new sources.

In March 2002, we entered into a significant agreement with Tribune Company to provide Web-based recruitment ad sales technology to its newspapers, and CareerBuilder, a leading online recruitment site jointly owned by Tribune, Gannett and Knight Ridder. Late in 2002, Tribune Company launched a multimillion-dollar ad campaign promoting its new product, called FlexAds. AdStar is the exclusive e-commerce technology enabler behind FlexAds, which allows professional advertisers and businesses to simultaneously compose, schedule, pay and place a recruitment ad in CareerBuilder and an affiliated newspaper. As a company, we benefited greatly from Tribune's $3.3 million investment, which demonstrates the media giant's commitment and ongoing support for our company and technology.

We also experienced significant growth in our ASP business with a 220% gain in transaction revenues from 2001 to 2002. While the number of ad transactions processed through our system is still a small number compared to the overall number of classified ad transactions, our relationships with many of the nation's leading newspapers, the Newspaper Association of America, CareerBuilder and Tribune Company, combined with the high-margin classified ad sales market, position our company for tremendous growth in the future.

As another sign of growing acceptance of our core technology, in 2002, we signed 16 new contracts with large and mid-tier newspapers to provide our Web-based ad transaction services. Among these papers were the *Chicago Tribune, Detroit Free Press, Los Angeles Times, Newsday,* and the Los Angeles Media Group, which includes the *Los Angeles Daily News, San Bernardino Daily Sun, Long Beach Press-Telegram* and the *Pasadena Star News.*

We have tackled an industry that has not rapidly embraced change or innovation, and modernized it for the information age. We have eliminated barriers for advertisers, facilitated the ad transaction process between advertisers and publications, and created a service that increases ad volume and revenues for publishers. I am confident that the value we have shown over the last several years to advertisers and publishers will help us to maintain our growth rate and significantly increase our market share. This unparalleled value will undoubtedly help us to continue to attract new partnerships, grow our ad transactions volumes and most importantly, increase our revenues.

We look forward to the next several months, and encourage you to stay tuned as we continue to deliver on our commitments to you. Thank you for your continued support.

Sincerely,

Leslie Bernhard

Leslie Bernhard
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2002

☐ Transition Report Pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934

For the transition period from ______________ to ______________

Commission File Number 001-15363

ADSTAR, INC.
(Name of Small Business Issuer in its Charter)

Delaware	22-3666899
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4553 Glencoe Avenue, Suite 325, Marina del Rey, California 90292
(Address of Principal Executive Office) (Zip Code)

Registrant's telephone number (310) 577-8255

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.0001 per share	Boston Stock Exchange
Warrants	

Securities Registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.0001 per share
Title of Class

Warrants
Title of Class

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B in this form and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

For the year ended December 31, 2002, the revenues of the registrant were $2,241,492

The aggregate market value of the voting Common Stock of the registrant held by non-affiliates of the registrant, based on the closing price on the Nasdaq Market on March 28, 2003 of $0.79 per share, was approximately $5,666,503.

As of March 28, 2003, the registrant has a total of 8,263,676 shares of Common Stock outstanding, including 19,279 shares issuable pursuant to the vendor compensation program.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

ADSTAR, INC.

Form 10-KSB Annual Report

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report on Form 10-KSB are "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934 regarding the plans and objectives of management for future operations and market trends and expectations. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving the continued expansion of our business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, particularly in view of our early stage operations, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. The terms "we", "our", "us", or any derivative thereof, as used herein shall mean AdStar, Inc., a Delaware corporation.

PART I

Item 1. BUSINESS

General

AdStar, Inc., a Delaware corporation ("AdStar") provides technology services within the classified advertising industry. Our proprietary software is an integrated suite of applications that electronically connects publishers with the source of their advertising revenue. Our software applications allow professional advertising agencies businesses and individuals to electronically send ads to newspapers. This gives newspapers the ability to electronically receive classified advertising insertions directly into their sophisticated publishing systems. Our solutions are available in an application service provider ("ASP") model whereby we contract with publishers to design, implement, host, and manage the on-line ad-taking capabilities of their Web sites. We provide all the technical and application expertise, customer support, and security measures that the publisher needs to install our application modules and begin to generate revenue in a short time frame. Our software solutions afford newspapers the ability to increase revenue and are the application of choice for advertisers, because it affords them the ability to effortlessly and quickly compose and format classified ads, price them, schedule them, and electronically send them into the publishing system at multiple newspapers.

Corporate History

AdStar was originally incorporated in New York as AdStar-Services, Inc. a privately held corporation. In 1999, we incorporated AdStar.com, Inc. in Delaware and merged AdStar-Services, Inc. into this entity. We completed an initial public offering of AdStar.com, Inc. common stock in December 1999, receiving net proceeds of approximately $5.4 million. This was followed in September 2000, with another offering of common stock, receiving net proceeds of approximately $2.8 million. In July 2001, we formally changed our name to AdStar, Inc. to more accurately reflect our current business, products and our plans for future growth.

The AdStar Software Solution

The new AdStar e-business application suite is an enterprise class, integrated software solution that allows print and on-line publications to electronically receive completed classified advertising copy using the Internet as the communication channel. This new application suite was developed in conjunction with our existing customers, and in response to their need for a software solution supporting both business-to-business (B-to-B) operations and business-to-customer (B-to-C) operations. These software solutions enable our customers to expand the relationships with their customers using a single integrated platform, while increasing sales volumes at reduced costs. Our ASP product provides our customers an opportunity to generate incremental revenue from their on-line business while increasing the number of visitors to their Web site. Our software allows newspapers to turn their on-line presence into an e-commerce-enabled, revenue generating Web site.

Our new e-business application suite includes two main products that can be purchased separately or as a fully integrated software solution:

- *Professional software* – This technology is designed for use by the professional marketplace. Specifically, the applications accept transmissions from classified advertising agencies and large corporations using advanced Web-based technology. The software includes sophisticated pricing algorithms to provide for maximum flexibility and intricate design resources to provide unlimited creative capabilities.

- *ASP Web site technology* – This technology is a publisher-specific ad-taking Web site service designed to enhance a publication's Web site by allowing the general public to execute transactions to purchase classified advertising. Specifically, it is an integrated application suite that offers visitors to a newspaper's Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. This product allows a publication to completely outsource the classified ad-taking power of their Web site whereby the publication receives incremental revenue at a very low incremental cost. We handle all functions associated with this revenue source. We furnish and host the application suite, run the technology, monitor the transactions throughout the session, handle the payment authorization and settlement process, electronically deliver the ad text to the newspaper, and provide customer service support to the newspaper's customers. We provide all the technical and application expertise, customer support, and security measures that the publication needs to get an application up and running in a short time. Typically, we are able to process many more ads and do so much more quickly and affordably than the publisher could do internally. In addition, this software solution provides tools to evaluate performance, provide additional customer care, and increase future revenue opportunities. We provide the means to deliver highly personalized email communications to existing customers for the purpose of creating additional revenues and creating a profitable, long-term relationship.

Both software products allow transactions to be executed in a secure infrastructure. Our application suite is designed to be quickly integrated into our customer's existing publishing software and readily expands as our customer's needs and business grows. Our products use a single platform to connect and integrate transmissions between multiple browsers and multiple technology standards. In continually ensuring that our AdStar software solution works with all available technology standards, we solve the problems created for our customers because advertisers create and deliver content using ever changing technology with multiple standards, multiple browsers and evolving network infrastructures. By bridging disparate technologies in a way that seamlessly allows for communication and transmission of advertising copy, we alleviate this obstacle for our customers, freeing them to focus on their business.

Both lines of business require fees to customize the AdStar software solution to the technical specifications for each publication. In addition, we charge ongoing monthly fees to manage the ad-taking process, provide technical support, supply a customer service phone room, and manage the entire e-commerce function. The monthly fees include a small hosting fee plus a fee based on transaction volumes and structured in such a way that we are, in essence partnering with our customers. Therefore, when our customer's revenue increases, our revenue will also increase. With this structure, we are able to offer superior service in a manner that is cost effective for publishers of all sizes.

BonafideClassifieds.com

The Newspaper Association of America (NAA) is the newspaper industry's trade association representing the $55 billion newspaper industry and over 2,000 publishers in the United States and Canada. In 2002 AdStar entered into an Agreement with the NAA to allow the NAA to market and private label (operate under it's name) Advertise123.com, AdStar's one-stop marketplace on the Web for the general public to buy classified ads. Through this portal, individuals and businesses can, on a 24/7 basis, compose professional looking classified ads using one of several pre-programmed templates, schedule the ad to run in one or several of over 200 newspapers and 50 state newspaper associations, and purchase the ad using a credit card. Beginning in 2003, AdStar will expand its relationship with the NAA by authorizing the NAA to market a version of AdStar's ASP Web site technology to its members. AdStar receives set up and transaction fees for these businesses.

Application Programming Interface (API)

In 2002, AdStar learned that a variety of third parties including call centers, niche web publishers, auto dealer management businesses and others were interested in utilizing AdStar technologies to allow their customers, who advertise with newspapers, the convenience of AdStar services. Third parties are using AdStar's application programming interface (API) to access AdStar services so that the customer of the third party can remain within that third parties application. AdStar's service provides fast and accurate ways for composing, pricing and delivering ads. For allowing third parties access to AdStar services, AdStar charges fees based on transaction volume.

Background

We began developing the professional software application in 1986, and today have grown to become the preeminent software solution providing large newspapers with the ability to electronically receive classified advertising from advertising agencies and large corporations. Our professional software application has seen numerous technological enhancements over the years, and is still in place at the majority of installations. This technology enables newspapers to reduce the amount of manual effort required to publish an ad and eliminates newspaper typographical errors. Our software allows newspapers to process more ads accurately while under tight time constraints at deadline and thus realize greater revenue. Our remote entry version of this software is currently in use at more than 40 large metropolitan newspapers linked to more than 1,500 advertising agencies and numerous large corporations. Our customers include such highly respected publications as the Los Angeles Times, the Chicago Tribune, The Atlanta Journal-Constitution, and The Miami Herald.

During 1999 and 2000, we designed, engineered, and marketed Advertise123.com, a one-stop marketplace on the Web for advertisers to buy classified ads. By accessing our Web site, we enable advertisers to plan, schedule, compose, and purchase classified advertising from a large number of print and on-line publishers using one simple interface. Our service permits both advertising agencies and consumers, including the general public, to create and submit to one or many publications any number of classified ads, 24 hours a day, seven days a week, using any standard Web browser.

This Web-based service, Advertise123.com, is an outgrowth of our historical business as the largest provider of remote entry for classified ads into newspapers in the United States. Since 1986, we have offered advertising agencies the ability to process classified ads electronically with a number of the largest newspapers in the United States. Our historical business enables professional advertisers to electronically input, format and price ads. It is based on a software system that we developed which is currently installed on computers used by 43 newspapers and more than 1,500 advertising agency and advertiser locations. Using this system, we have become the largest provider of remote entry for classified ads into newspapers in the United States. We estimate that in 2001, approximately $400 million in classified ads were placed in newspapers using our remote entry system and in 2002 that number has grown to greater than $400 million. We believe we have enjoyed our leadership in the remote entry ad placement business because of the extremely difficult process of properly formatting, pricing and scheduling an ad and finding a way to send this ad to a classified system without seriously impeding the processing demands of both the automated systems and human processes involved.

We received our first transaction fees from Internet business in June 1999 with one on-line publication available on the Advertise123.com site. At the end of 1999, we had five print and one on-line publications available on the site. By the end of 2000, we had over 280 print publications and newspaper networks and 30 on-line publications available. In October 2000, we achieved our target coverage in the top 100 designated market areas ("DMAs") in the U.S. In addition, in 1999 and 2000, we powered approximately $550,000 and $4,383,000, respectively, of classified advertising through our classified advertising marketplace, Advertise123.com, and private-label ad-taking sites built and powered by us.

Although the volume and dollar value of ads placed through our Advertise123.com portal continued to grow, the margins on this business were not sufficient to sustain a business. In an effort to minimize marketing expenses and maintain the ongoing growth of Advertise123.com, in 2002 we entered into an Agreement with the NAA. The NAA now markets and sells Advertise123.com under its national brand bonafideclassifieds.com.

During 2002, we successfully shifted our revenue to recurring, transaction based sources. In 2002 the largest Knight-Ridder, Inc. newspapers and Tribune Company major market newspapers contracted to install the ASP Web site technology. By the end of 2002, 24 newspapers were operating under this new model with additional implementations scheduled for 2003. Other large newspapers were contracted with including: The Detroit News (www.detnews.com) and Detroit Free Press (www.freep.com); and eight Southern California newspapers owned by MediaNewsGroup, Inc. - the Los Angeles Daily News (www.dailynews.com), Long Beach Press-Telegram (www.presstelegram.com), San Gabriel Valley Tribune (www.sgvtribune.com), Pasadena Star News (www.pasdenastarnews.com), San Bernardino County Sun (www.sbsun.com), Inland Valley Daily Bulletin (www.dailybulletin.com), Whittier Daily News (www.whittierdailynews.com) and the Redlands Daily Facts (www.redlandsdailyfacts.com). We also enhanced our core platform by implementing iPix photo technology, enabling our ASP Web site technology customers to add photo up sell capability.

In 2002, AdStar entered into a strategic relationship with Tribune Company in which Tribune invested $1,800,000 in March 2002, $900,000 in December 2002 and $600,000 in March 2003 and AdStar agreed to build, host and manage Tribune Company's integrated print and online employment web-based ad taking technology. For its investment Tribune received the following:

(i) In March 2002, 1,443,457 shares of our Series A Preferred Stock;
(ii) In December 2002, 1,200,000 shares of our Series B-1 Preferred Stock; and
(iii) In March 2003, 800,000 shares of our Series B-2 Preferred Stock plus an additional 1,200,000 shares of our Series B-2 Preferred Stock, in exchange for all of the previously issued Series B-1 Preferred Stock and all accrued and unpaid dividends on those shares.

Each of these transaction are described below in Item 5 under the subsection entitled "Recent Sales of Unregistered Securities."

Finally in 2002, we aggressively began marketing our application-programming interface whereby we allow third parties to use AdStar services. A variety of businesses have taken advantage of this interface, with more implementations scheduled for 2003. The most notable agreement is with Manheim Interactive, the technology services division of Manheim Auctions, Inc. Manheim will develop ad transaction services using AdStar's application programming interface to help automotive dealerships compose, schedule and pay for ads in print and online versions of newspapers. There are over 11,000 Tracker Dealer Management System users who could potentially take advantage of this service.

AdStar Business Strategy

In 2002 we were able to transition the business to an application service provider model. For 2002, 41% of our revenue was from recurring transaction based fees. This represents a 27% increase over the prior year. As part of this transition we developed new ASP services supporting high volume revenue (e.g., API business) and shifted low volume operations to organizations better equipped to market the services (e.g., Advertise123.com to Bonafideclassifieds.com).

Our goal is to leverage the classified ad-taking knowledge we've gained over the past 16 years and the complex technology we've developed during that same time to continue to be the preeminent supplier of technology that connects publishers with the source of their advertising revenue. In 2002 we demonstrated this sophistication in building the most complex cross media, cross publication application in newspaper classified history Tribune Company's integrated print and online Flex Ad product. The Flex Ad product offers the ability to simultaneously place an employment ad in print and online with a Web ID enabling the reader to link the print ad to its online complement. Advances in Internet technology, digital technology, and the public's demand for more interactive Web sites puts us in a unique position to capitalize on the foundation that we have already built.

To maintain the momentum we created in 2002, we will continue to aggressively pursue the following:

- Focus our sales efforts at large and middle tier publications which we believe have more than five full-time ad-takers and the ability to process 200 or more ads on-line each month;

- Aggressively market our ad-taking platform to media companies and vertically integrated on-line businesses, consistently showing evidence of its cost effectiveness;

- Pursue relationships with third-parties who can add ad taking capability to their customers by using our API;

- Enter into arrangements with companies offering complementary technologies, such as digital photo technology where we receive additional fees when advertisers access these services through our transaction engine.

Our strategies involve certain risk. We may be unable to implement our strategies, and our strategies, even if implemented, may not lead to successful achievement of our objectives. If we are unable to implement our strategies effectively, our business may be harmed.

Customers and Marketplace

According to the Newspaper Association of America, Classified advertising in the United States alone was $16 billion. Despite this level of activity, the vast majority of classified ads published continue to be submitted to the publisher by telephone, fax, email, mail, or messenger. The publisher must provide personnel to receive the ad, enter the ad into its computer system, provide price information, and collect payment from the advertiser through direct billing or, for certain classes of advertisers, by credit card charge. This ad placement process must be repeated by the advertiser for each ad purchased and, when ads are placed in multiple publications, for each publication. In addition to the considerable processing cost to both the advertiser and the publisher, publishers sometimes are required to refund or give credits for all or a portion of their fee as a result of errors in input.

Our Web technologies eliminate much of these inefficiencies by allowing advertisers to electronically:

- Select publications for ad placement, including both print and on-line media;

- Compose and format ads using formats supported by each publication;

- Preview the ad as it will appear in each publication; and

- Specify editions and scheduled publication dates.

Our application-programming interface (API) is expanding the notion of AdStar customers into new realms. Manheim Interactive, which provides software products to auto dealerships, is using AdStar services to find ways of bringing ad placement services to their customers. Historically these customers would not have looked at someone like Manheim Interactive for ad placement services. But the Internet creates new opportunities for businesses not previously viable.

On-line ad-taking technologies are taking on an increasing degree of complexity. First, publications are moving toward cross media classified ad publication (the ability to simultaneously place an ad in multiple media vehicles such as in a print and on-line publication). Second, classified system integration remains difficult because more than 10 major technology vendors exist, each supplying highly customized publishing software systems to the print publication industry. Each of these systems handles ads differently and each publication will require the technology vendor to customize their product extensively to meet the needs of the publication.

We have managed these and other complexities successfully for more than 16 years. Our software solutions have been designed to work with all major vendors' publishing software. We have transferred this integration experience to our Web portal Advertise123.com, where we take standard and contract advertisers' ads and send them directly into classified systems. AdStar has implemented digital image capability through an alliance with Internet Pictures Corporation (nasdaq: IPIX®), using their Rimfire® photo solution.

Competition

Due to the complexities of the classified ad-taking process, we have not experienced extensive competition to date. However, over the past year Web-based ad-taking has become more accepted in the industry and as a result, other software vendors, including publishing system vendors have begun to develop technologies that may compete directly with our products. Many of these potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. We cannot guarantee that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material and adverse effect on our financial position, results of operations and cash flows. We also expect that large media companies may decide to design, create, and program software internally that will allow them to manage the Web-based classified ad-taking process internally.

Our ability to compete will also depend upon our ability to continually improve our products and services, the enhancements we develop, the quality of our customer service, and the ease of use, performance, price and reliability of our products and services.

Intellectual Property

We regard our intellectual property as critical to our success, and we rely upon trademark, and trade secret laws in the United States to protect our proprietary rights. We have established trademark rights in various forms of the mark ADSTAR and ADVERTISE123.COM, based on our use of these marks and our ownership of incontestable United States trademark registrations.

We seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others. We cannot guarantee that these agreements will provide adequate protection for our proprietary rights in the event of any unauthorized use or disclosure, that our employees, consultants, advisors or others will maintain the confidentiality of proprietary information, or that proprietary information will not otherwise become known, or be independently developed, by competitors.

In the past, we have licensed elements of our trademarks, trade dress and similar proprietary rights to third parties, and we expect to do so in the future. While we attempt to ensure that the quality of our name and brand are maintained by our business partners, we cannot guarantee that these partners will not take actions that could materially and adversely affect the value of our proprietary rights or the reputation of our software solutions and technologies.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving, and we cannot make any guarantees as to the future viability or value of any of our proprietary rights or those of other companies within the industry. We cannot guarantee that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any infringement or misappropriation, should it occur, could have a materially adverse effect on our business, our results of operations, and our financial condition. Furthermore, we cannot guarantee that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.

Employees

As of March 15, 2003, we had a total of 31 employees. All of them are full-time employees, including 4 in executive management, 4 in technical services, 2 in product development, 11 in Web operations, 6 in customer support, and 4 in finance and administration. We are not subject to any collective bargaining agreements and we believe that our relations with our employees are good. We believe that we are currently staffed at an appropriate level to implement and carry out our business plan for the next 12 months.

CERTAIN RISK FACTORS THAT MAY AFFECT GROWTH AND PROFITABILITY

The following factors may affect the growth and profitability of AdStar and should be considered by any prospective purchaser of AdStar's securities:

Our Ability To Sustain Our Operations And Ultimately Attain Profitability Could Be Adversely Affected If We Are Not Able To Generate New Significant ASP Revenues.

It is uncertain as to whether we can transform our business to one generating new significant revenues from our ASP services. The uncertainty includes risks as to whether we will be able to:

- attract a sufficient number of publishers for our new publisher specific ASP ad-taking services to permit profitable operations;
- develop profitable pricing models for our volume related fees;
- respond effectively to competitive pressures; and
- attract, retain and motivate qualified personnel.

Our failure to address these risks successfully could adversely affect our ability to sustain our operations and ultimately attain profitability.

Our Unproven On-Line Business Model May Not Generate Expected Revenues.

Because we have limited Internet experience, we cannot accurately forecast the source, magnitude or timing of our future revenues. Current expectations are that we will generate revenue from:

- hosting and transaction fees for ads processed through our ASP product,
- installation fees from publishers installing our new publisher specific ad-taking Web site services;
- fees from publishers to process classified advertising utilize our professional software product.

Our expectations with respect to future revenues are principally based on our ability to attract advertisers and publications. In particular, our assumption that we will not encounter any significant resistance by publishers to accepting Web-based ads may be wrong. Publishers might view transactions in which we charge a transaction fee as reducing the amounts they would receive if they obtained the ads directly. Conversely, advertisers may be reluctant to pay a mark-up to published classified advertising rates. If because of these factors, the revenues are not generated in the amounts and within the time periods necessary to sustain our operations, the prospects for our ASP, on-line business will be seriously compromised.

We Have A History Of Losses And Until We Are Able To Significantly Increase ASP Revenues We Expect Continued Losses.

The Company has incurred significant recurring net losses, and has used substantial funds in its operations. For the years ended December 31, 2001 and 2002 we had net losses of $1,884,498 and $2,159,643, respectively. Our 2001 and 2002 net losses were principally attributable to our shift in focus from an on-line business to an ASP business. We expect to continue to incur losses until we are able to increase our revenues significantly from fees based on the number of ad purchases transacted through our ASP product. Our operating expenses are expected to remain constant in connection with our expanded activities. Our future profitability will depend on our ability to increase our transaction and service revenues while controlling or reducing our costs. We may not be able to achieve profitability. However, based on our current operating plan, cash on hand, our ability to control costs and our historical record of achieving financings, we believe we have sufficient resources available to see us through March 31, 2004.

The Growth Of Our Historical AdStar Business Is Limited And May Not Be Able To Sustain Our Operations On Its Own.

Our historical AdStar remote ad entry business is limited both in current size and growth potential due principally to the installation, training and on-going support costs at advertiser sites and the requirement that advertisers separately dial-up each publication in which they intend to buy an ad. Our ability to achieve sufficient revenues to justify the expectations of our investors is dependent on the success of our professional software product which we believe eliminates these barriers. Our belief that we can successfully expand our business by migrating to an Internet delivery system and providing publisher specific site design, customization, implementation and management services may not be correct.

We May Be Unable To Obtain The Additional Capital Required To Grow Our Business Which Would Have An Adverse Effect On The Successful Implementation Of Our Planned Business Expansion.

Our ability to grow depends significantly on our ability to attract publishers to sign-up for AdStar's suite of products, which means having an adequate sales and marketing budget and adequate funds to continue to enhance our Web sites and ad-taking technology. If the actual cost of attracting publishers, and enhancing our Web sites and ad-taking technology are higher than projected or the revenues from our operations fall below our current expectations, we may need additional financing in the near future. In either event, if our revenues are insufficient to provide the necessary cash flow for ongoing operations, we will need to seek additional capital from public or private equity or debt sources to fund our growth and operating plans and respond to other contingencies. We may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would have an adverse effect on the successful implementation of our planned business expansion.

We Are Vulnerable To Breakdowns In Service Which Could Cause Our Customers And Prospective Customers To Lose Faith In Our Ability To Service Their Needs.

As a business delivering certain services via the Internet, we are vulnerable to breakdowns and interruptions in Internet transmission which could disrupt our ability to provide continued and sustained support to advertisers and publishers. We have not yet suffered any serious breakdowns in service. If because of interruptions our customers and prospective customers lose faith in our ability to service their needs, they may choose more traditional means for placing their classified ads, may turn to our competition, or may choose to no longer outsource their Web-based ad-taking functions and instead perform the services in-house. If this were to occur, we would not be successful in building an on-line business. In March 2003 we entered into an arrangement with Tribune Company to build out a fully functional back-up site at their AT&T co-location in Chicago, Illinois. We expect the site to be fully operational during 2003.

Our Ability To Compete Effectively And Operate Profitably Cannot Be Assured Because Our ASP Business Could Face Competition From Many Sources.

We are unaware of any major company that provides a centralized publisher specific ad-taking Web site services for the selection, transaction and processing of classified ads or to multiple print and on-line publication technology. Those publishers that accept and process ads by traditional means like telephone, facsimile transmission and printed copy submissions are potential competitors. Our ability to compete successfully will depend on the perceived convenience of our services, ease of use and the amount of fees we charge. In addition, companies not now in the business of providing on-line remote ad entry but possessing more capital resources than we do may seek to develop their own technology and enter into the business of offering a similar broad based, centralized on-line classified ad placement services to ours. Some of these companies could have longer operating histories, greater name recognition, larger customer bases and significantly greater technical and marketing resources than we have. As a result, they may be able to respond more quickly than we can to new or emerging technologies and can devote greater resources than we can to development, promotion and sale of their services. Faced with this type of competition, our ability to compete effectively and operate profitably cannot be assured.

Our Limited Experience May Affect Our Ability To Deal Effectively With Technological Change Which Could Materially and Adversely Affect Our Business.

Our on-line business is characterized by:

- rapidly changing technology;
- evolving industry standards;
- frequent new product and service announcements;

- introductions and enhancements; and

- changing customer demands.

These market characteristics are heightened by the emerging nature of the Internet, Internet advertising, Internet transactional activity, and in particular by our limited experience and short operating history in this market. For these reasons, our future success depends on:

- our ability to adapt the rapidly changing technologies to the needs of our advertising and publishing clients; and

- our ability to continually improve the performance, features and reliability of our on-line services.

Furthermore, we do not know if we will have the experience and talent to overcome technical difficulties that may arise from time to time that could delay or prevent the successful design, development, testing, introduction or marketing of software solutions, or that any new software solutions or enhancements to existing software applications will adequately meet the requirements of our current and prospective customers and achieve any degree of significant market acceptance. If we are unable, for technological or any other reasons, to develop and introduce new software solutions or enhancements to existing software solutions in a timely manner or in response to changing market conditions or customer requirements, or if our software solutions or enhancements contain errors or do not achieve a significant degree of market acceptance, our financial position, results of operations and cash flows could be materially and adversely affected.

We May Be Unable To Manage Our Growth.

Our business plan contemplates a sizable increase in the advertisers and publishers using our on-line services. In the event we need to increase the number of our employees beyond current levels, the recruitment, training and integration of these persons into our operations will place a significant strain on our managerial, operational and financial resources. We cannot guarantee that we will be able to manage effectively the expansion of our operations, or that our personnel, systems, procedures and controls will be adequate to meet our anticipated future operations. If this were to occur, it would materially and adversely affect our business and prospects.

We May Not Be Able To Retain Key Existing Employees Or Attract The Large Number Of Additional Employees Essential To The Success Of Our New On-Line Business.

Our performance is substantially dependent on the performance of our management and key technical personnel and on our ability to attract the new Internet-oriented employees required in the implementation of our business plan. The competition for Internet-oriented people of the type we will be seeking is intense and we may be hard pressed to find the personnel needed as fast as we need them. If we are unable to retain our key existing employees or to attract, hire and assimilate the qualified employees we will be seeking, the growth of our on-line business will be arrested and we will not be able to meet the projected revenue increases within the time period contemplated in our business plan, if at all.

Our Business Could Be Adversely Affected If The Services Of Either Our Chief Executive Officer Or Chief Technology Officer Become Unavailable To Us.

We are dependent on the continuing efforts of our President and Chief Executive Officer, Leslie Bernhard, and our Executive Vice President and Chief Technology Officer, Eli Rousso. Our business may be adversely affected if the services of either officer become unavailable to us. While we have obtained a key-man life insurance policy on the lives of both Leslie Bernhard and Eli Rousso in the amount of $850,000 each, this amount may not be sufficient to offset the loss of their services.

We Are Vulnerable To Potential Lawsuits Regarding Ad Content Or System Failure.

Because we facilitate the placement of advertisements in print and on-line publications, potential claims may be asserted against us for negligence, defamation or personal injury, or for reasons based on other theories, due to the nature of the content of these advertisements. Our technology does not contemplate our reviewing classified advertisement content processed on our Web sites for libelous or other statements that might give rise to possible liability. This role has been fulfilled historically by each publication and we expect the publications will continue to monitor their ads. Although we carry general and professional liability insurance, our coverage may not cover potential claims or may not be adequate to indemnify us fully. Any imposition of liability or legal defense expenses that are not covered by insurance or that are in excess of our insurance coverage could place a strain on our available cash resources, could seriously jeopardize the success of our business plan and could materially and adversely affect our financial position, results of operations and cash flows.

Our On-Line Businesses Have A Limited History And May Not Be Successful.

We did not begin to offer our technology over the Internet until June 1999 and offered only a limited number of publications from which to purchase classified advertising until March 2000. Moreover, we know of no other major company that accepts classified ads on-line for publication both on-line and in print. Accordingly, we cannot guarantee that we will be able to generate the public interest necessary to sustain our business model.

We May Not Be Able To Protect Our Proprietary Rights.

We believe that our future success will depend, in part, on our ability to develop proprietary rights with respect to our systems and services including domain names, trademarks, trade names, service marks and copyrights. This is particularly true with respect to our Web-based service technology. We do not currently own any patents or patent applications on our technology and we have no assurance that our rights to that technology are patentable or otherwise protectable. Moreover, there is no assurance that others might not develop alternate technologies that might be more effective than ours regardless of whether or not we obtain patent protection.

Despite our existing trademark rights in the marks AD-STAR, ADSTAR, and Advertise123.com, the marks remain susceptible to trademark infringement due to the frequent illicit use and piracy of trademarks by "cybersquatters" on the Internet. Although we own the domain names Advertise123.com and ADSTAR.com, there remains the risk that third parties will seek to register our marks AD-STAR and Advertise123 in the other "top level" domains, e.g., .org, .net, and .gov, or that they will register close copies of our marks.

Furthermore, we cannot guarantee that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. If for any of the above reasons we are deprived of any proprietary rights to our technology or trade style, our prospects for success may be seriously and adversely affected.

If Others Develop Alternate Technologies, Or Use Our Technology Without Our Authorization, Our Business, Results Of Operation And Financial Position Could Be Materially And Adversely Affected.

We do not currently own any patents or patent applications on our technology and we have no assurance that it will not be used by others without our authorization. Moreover, there is no assurance that others might not develop alternate technologies that might be more effective than ours whether or not we obtain patent protection. If others develop alternate technologies or use our technology without our authorization, our results of operations and financial position could be materially and adversely affected.

Natural Disasters Which Disrupt Our Services Could Have An Adverse Effect On Our Business, Results Of Operations And Financial Condition.

Our operations and services depend on the extent to which our computer equipment and the telecommunications infrastructure of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access is located in the Los Angeles, California area. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our network hub, or a third-party network provider point of presence could cause interruptions in the services that we provide. If disruptions occur, we may have no means of replacing these network elements on a timely basis or at all. We do not currently maintain back-up Internet services or facilities or other back-up computing and telecommunications facilities. Extensive or multiple interruptions in providing users with Internet access is a reason for user to decide to stop using access services. Accordingly, any disruption of access services in general, or our service specifically, due to systems failure could have an adverse effect on our business, results of operations and financial condition. Furthermore, we do not currently have any business disruption insurance.

Our Corporate Documents May Limit Rights Of Stockholders.

Our Board of Directors has the authority to issue up to an additional 1,556,543 shares of preferred stock without any further vote or action by our stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of these shares. Since the preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights accompanying shares of our common stock, the rights of the holders of shares of common stock will be subject to, and may be adversely affected by, the superior rights of the holders of preferred stock. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock. Furthermore, certain provisions of our Certificate of Incorporation, and certain provisions of our Bylaws and of Delaware law, could have the effect of delaying or preventing a change in control of the corporation which the stockholders may deem to be in the best interests of AdStar.

If Our Shares Of Common Stock Are Removed Or Delisted From The Nasdaq Small Cap Market, The Ability Of Stockholders To Sell Our Common Stock And Warrants In The Secondary Market Could Be Restricted.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on The Nasdaq Stock Market. If our shares of common stock are removed or delisted from The Nasdaq Small Cap Market, the security may become subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the "penny stock" rules, in the event our securities are delisted from The Nasdaq Small Cap Market, may restrict the ability of stockholders to sell our common stock and warrants in the secondary market.

If We Are Unable To Satisfy Nasdaq's Maintenance Requirements, Our Common Stock May Be Delisted From Nasdaq Which Could Impair The Liquidity And The Value Of Our Common Stock.

While the shares of common stock met current Nasdaq listing requirements when initially listed and are currently included on Nasdaq, there can be no assurance that we will meet the criteria for continued listing. Continued listing on Nasdaq generally requires that (i) we maintain at least $2,500,000 in stockholders equity, or $35,000,000 in market capitalization, or $500,000 in net income for either the last fiscal year, or two out of the last three fiscal years, (ii) the minimum bid price of the common stock be $1.00 per share, (iii) there be at least 500,000 shares in the public float valued at $1,000,000 or more, (iv) the common stock have at least two active market makers, and (v) the Common Stock be held by at least 300 holders. In March 2003, we received a letter from Nasdaq putting us on notice that the bid price of our common stock had fallen below their $1.00 per share minimum. If we are unable to satisfy Nasdaq's maintenance requirements, our securities may be delisted from Nasdaq. In that event, trading, if any, in the common stock and warrants would be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "OTC Bulletin Board." Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and new media coverage of AdStar, and lower prices for our securities than might otherwise be obtained.

Item 2. Description of Property

Our offices are currently located in two separate facilities. The principal office in Marina del Rey, California consists of an aggregate 10,000 square feet, of which approximately 5,000 has been sub-let. Offices for the east coast technical services department are located in Syosset, New York, consisting of approximately 1,400 square feet. Additionally, in July 2000, we entered into a lease consisting of approximately 1,700 square feet in Lyndhurst, New Jersey. In May 2001, we assigned all rights in this lease to Dominion Telecom, Inc., however we remain secondarily liable on this lease. These three existing leases expire on March 31, 2005, April 31, 2005, and November 30, 2005, respectively. The aggregate monthly rent, net of the current sub-lease and assignment, is approximately $13,745. We believe that if these leases are not renewed, satisfactory alternative space will be available. In December 2002 management executed a plan to close our east coast offices, in Syosset, New York, and transfer the function performed at that location to Marina del Rey.

Item 3. Legal Proceedings

We are not currently a party to any legal proceeding.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

(a) *Market Information*

AdStar's Common Stock is traded on The Boston Stock Exchange and The Nasdaq Small Cap Market under the symbol "ADST". The following table sets forth, for the periods indicated, the high and low bid information for AdStar's Common Stock. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	Bid Information	
Price range of Common Stock	**High**	**Low**
Year Ended December 31, 2001		
First quarter	$1.531	$0.500
Second quarter	1.590	0.530
Third quarter	0.950	0.520
Fourth quarter	0.880	0.520
Year Ended December 31, 2002		
First quarter	1.440	0.450
Second quarter	1.250	0.630
Third quarter	1.640	0.750
Fourth quarter	1.120	0.740

As of March 28, 2003, the closing bid price per share for our Common Stock, as reported on the Nasdaq Small Cap Market was $0.79.

(b) *Holders*

As of March 28, 2003, the number of record holders of the Preferred and Common Stock of AdStar was one and 35, respectively. AdStar believes that there are more than 800 beneficial holders of the Common Stock.

(c) *Dividends*

The holders of Common Stock are entitled to receive such dividends as may be declared by AdStar's Board of Directors. During the years ended 2001 and 2002, AdStar did not pay any dividends, and it does not expect to declare or pay any dividends in the foreseeable future. Payment of future dividends will be within the discretion of AdStar's Board of Directors and will depend on, among other factors, retained earnings, capital requirements, and the operating and financial condition of AdStar.

Recent Sales of Unregistered Securities.

AdStar established a vendor payment plan whereby it may pay vendors who are accredited investors, as defined under Rule 215 of the Securities Act of 1933, in shares of its common stock in lieu of cash. Under the plan, 400,000 shares are available for issuance. During 2001 and 2002, 119,000 and 63,000 (net of 68,000 returned) shares, respectively, were issued to vendors under the plan relying upon the exemptions under Sections 4(2) and 4(6) of the Securities Act of 1933 and which represented compensation of $196,000 and $10,000 (net of $68,000 returned), respectively. In addition, warrants to purchase 50,000 shares at $1.50 and 50,000 shares at $2.00 were issued to a vendor in 2001.

In February 2001, AdStar issued 593,483 of its authorized but unregistered shares of its common stock to satisfy a Note, dated October 21, 1999, payable to Paulson Capital Corporation in payment of principal and accrued interest totaling $1,186,966. The issuance was exempt from registration, by reason of it being a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In April 2001, we entered into an agreement with 4 accredited investors for the sale, in the aggregate, of 400,000 units at a price of $1.00 per unit. Each unit comprises two shares of AdStar's authorized but unregistered common stock and one warrant to purchase an additional share of Common Stock at $1.07 per share. The warrants expire on April 5, 2006 and have anti-dilution protection against capital changes. The common stock issued as part of the units sold was exempt from registration, by reason of it being a nonpublic offering, made pursuant to Section 4(2) and 4(6) of the Act.

From October 2001 through January 2002, AdStar sold 1,300,000 shares of its common stock through a private offering priced at a price of $0.50 per share. These shares were sold to accredited investors, as defined under Rule 215 of the Securities Act of 1933, and required a minimum investment of $25,000. In connection with this offering AdStar issued warrants to purchase 130,000 shares of its common stock, at $0.75 per share, as part of the placement agent fees. The warrants expire on January 16, 2007 and have anti-dilution protection against capital changes. This offering was exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In January 2002, AdStar issued to Morse, Zelnick, Rose and Lander LLP, AdStar's legal counsel, 114,545 shares of restricted common stock, issued at fair market value as payment for $ 62,500 in legal services accrued in December 31, 2001 financial statements. This sale was exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In February 2002, AdStar sold to an accredited investor (as previously defined) 100,000 shares of its Common Stock at a price per share equal to 85% of its per share closing price on January 31, 2002 ($0.50). In connection with this sale AdStar issued warrants to purchase 10,000 shares of its Common Stock, at $0.75 per share, as part of the placement agent fees. The warrants expire on January 31, 2007 and have anti-dilution protection against capital changes. This sale was exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In March 2002, the Board of Directors approved the sale of 1,443,457 shares of our Series A Preferred Stock to Tribune Company for an aggregate purchase price of $1.8 million. These shares currently convert on a 1:1 basis. Shareholders of Series A Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series A Preferred Stock are entitled to one vote for each share of Common Stock issuable upon conversion. This sale was exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In December 2002 the Board of Directors approved the sale of shares of its Series B Preferred Stock to Tribune Company for an aggregate price of $1.5 million. The sale was split into two funding segments:

(i) In December 2002, AdStar sold 1,200,000 shares of its Series B-1 Preferred Stock to Tribune Company for an aggregate purchase price of $900,000. These shares currently convert on a 1:1 basis. Shareholders of Series B-1 Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series B-1 Preferred Stock are entitled to one vote for each share; and

(ii) In March 2003, AdStar sold 800,000 shares of its Series B-2 Preferred Stock to Tribune Company for an aggregate purchase price of $600,000. These shares currently convert on a 1:1 basis. Shareholders of Series B-2 Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series B-2 Preferred Stock are entitled to one vote for each share. In addition, on March 28, 2003, in exchange for all of the Series B-1 Preferred Stock plus accrued and unpaid dividends on those shares, issued in December 2002 to Tribune Company, AdStar issued an additional 1,200,000 shares of its Series B-2 Preferred Stock to the Tribune Company.

These sales were exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this annual report. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See "Forward-Looking Statements" following the Table of Contents of this 10-KSB. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

In 2001 we repositioned our products, moving away from the idea of the Internet as a stand-alone business category, and moving towards the idea of the Internet as an extremely efficient and flexible communication channel. We recognized that this technology can be utilized to greatly enhance the functionality of the software we licensed to our existing customer base, as well as expand into new areas where our technology can be used to connect advertising outlets with advertisers. During 2002, we began to execute our game plan and spent virtually the entire year on successfully enhancing and integrating our existing technology and new products into the existing and new customers. While some of our historical business has migrated to our new transaction based model, it continues to be used by hundreds of recruitment agencies and volume advertisers. We anticipate continuing customer requested enhancements to our existing applications and expect to monetize the roll-outs to a greater extent in 2003 as more publications adapt the new robust applications available to them.

In working with our customers, we recognized there was a great demand for our Web-based technology within the newspaper industry to run the online classified ad-taking abilities at our customer's Web sites under a private label branded site concept. Therefore, we revised our business model to embrace these concepts, and we focused on the immediate needs of our customers. While doing this, we also made sure that our technology remained flexible to allow for changes as the needs of our customers change and as we develop product extensions and new lines of business based on our existing technology and expertise.

We adopted our marketing and sales strategies to our new Web-based ad-taking ASP product, and began marketing the product in June 2001 and found that it was well received by our customers. During 2001, we implemented our Web-based classified ad-taking ASP product at 14 new metropolitan newspapers. Given the severe downturn in advertising revenue in 2001, we were told by many potential customers that implementing our ASP product will need to wait until their advertising revenue has returned to more normal levels. In 2002, despite a slow economy we contracted with an additional 16 newspapers to use our Web-based classified ad-taking ASP product.

In March 2002, we entered into an agreement with Tribune Company to provide Web-based recruitment ad sales technology to all major market Tribune newspapers, including Chicago Tribune, Los Angeles Times, and Newsday, and to provide customization services to CareerBuilder, a Tribune Company affiliate. Under this arrangement, we have customized our existing application suite to expand its capabilities and provide additional functionality in exchange for the right to provide web-based ad sales for Tribune Company's major market newspapers. Beginning in the third quarter of 2002 the Tribune Corporation launched a multimillion-dollar ad campaign promoting this new product, FlexAd. AdStar created the Web based version of FlexAd that allows professional advertisers and businesses to simultaneous compose, schedule, pay and place a job ad in CareerBuilder and an affiliated newspaper.

In addition to the enhancements developed for our base technology, we continued to actively explore and develop new revenue sources. In 2001, we entered into an agreement with eBay, Inc. to provide the technology behind eBay Seller Classified, a service that allowed eBay sellers to advertise their items in a dedicated eBay sellers section of newspaper classifieds. Advertiser support for this product waned and the service was eliminated. However, the relationship with eBay provided us an opportunity to enhance our application-programming interface (API) that allows third parties to access AdStar services. In 2002, we capitalized on these enhancements by expanding our API business.

AdStar's API business allows third parties to access AdStar's e-business suite to create ad taking capability for their customers. This is especially appealing to businesses that support newspapers (e.g., after hour call centers, software manufacturers providing authoring tools for advertisers, etc.) and businesses that aggregate advertisers (e.g., niche web sites, software companies that provide services to auto dealerships or realtors, etc.). In 2002, we entered into agreement with a number of such organizations including Manheim Interactive, who provides services to auto dealers, as well as a niche web site that provides services to commercial real estate brokers and an after hours call center.

In addition to transitioning to a recurring revenue model and expanding our newspaper customers, we are now in a position to reduce our operating costs on a go forward basis. There can be no assurance that our new product offerings or the arrangement with Tribune Company will be successful in generating revenues sufficient to support our operating expenses.

Prior to the development of our Web business, revenues had been generally sufficient to support our historic business. In developing our Web-based system we began to incur significant losses that could not be offset by the revenues generated by our historic business. These expenses caused us to incur significant losses from 1998 through 2002. Our future success is dependent upon our ability to substantially grow revenues and control costs to the point where we can fund the level of operations necessary to serve the anticipated customer base. To this end, our plans have included expanding the products and services offered to our customers by building on our proprietary software processes and unique position within the industry. We feel that there is significant opportunity to increase revenues by offering the Web software and services that we had initially developed for ourselves to print publications as an application service provider ("ASP"). In addition we have already taken steps to control or in some case reduce costs on an ongoing basis. (see Business in part I).

Results of Operations

The following table sets forth the results of operations expressed as a percentage of net revenues.

	Year Ended December 31,	
	2001	2002
Net revenues	100%	100%
Cost of revenues	39%	49%
Gross Profit	61%	51%
General and administrative expense	90%	83%
Selling and marketing expense	32%	25%
Product development costs	31%	28%
Restructuring	–	14%
Loss from operations	–91%	–91%
Other income	–	3%
Interest income (expense)	1%	1%
Loss before taxes	–90%	–96%
Provision for taxes	–	–
Net loss	–90%	–90%

Years Ended December 31, 2002 and 2001

Revenues

Net revenues increased to $2,241,000 in 2002 from $2,081,000 in 2001, a net increase of $160,000 or 8%. The increase in net revenue for 2002 is primarily comprised of a net increase of $629,000 or 220% in response to our strategic shift from our old software and licensing model to our application service provider ("ASP") product, offset by a $438,000 or 63% reduction in one time customization and other fees. The Increase in 2002 ASP revenues includes approximately $70,000 of revenues from existing licensing and software customers who converted to our new transaction based ASP product. Licensing and software revenues decreased to $1,070,000 in 2002 from $1,100,000 in 2001, a net decrease of $30,000 or 3% for 2002 over 2001. The decrease is comprised of the aforementioned $70,000 migration of existing customers to the ASP model offset by approximately $40,000 in pricing increases.

Cost of revenues

Cost of revenue consists primarily of the costs to customize and install the AdStar software applications, configure end-user software, install Web-based ad-taking software, amortization of internally developed application modules, royalties, and co-location costs. Cost of revenues increased to $1,107,000 in 2002 from $806,000 in 2001, a net increase of $301,000 or 37%. The increase during 2002 was primarily related to a $209,000 increase in amortization of capitalized software and deferred contract costs, an increase of approximately $60,000 in direct labor and $40,000 in hardware costs. The increase in amortization is primarily related to our focus on strategic development for ASP activities and for the CareerBuilder project whereby approximately $560,000 of 2001 software enhancements being amortized for a full year during 2002 and an additional $600,000 in 2002 software enhancements being placed into service.

Selling and marketing expense

Selling and marketing expense consists primarily of direct charges for advertising, sales promotion, marketing, and trade shows, as well as the cost for business development. Selling expense decreased to $556,000 in 2002 from $656,000 in 2001, a net decrease of $100,000 or 15%. The decrease is primarily the result of a $65,000 decrease in direct advertising and travel trade show costs as well as a $35,000 reduction of personnel-related expenses.

General and administrative expense

General and administrative expense consists primarily of the cost of executive, administrative, professional fees, accounting, finance, and information technology personnel. Administrative expenses decreased to $1,860,000 in 2002 from $1,882,000 in 2001, a net decrease of $22,000 or 1%. The net decrease was primarily related to a $94,000 loss on disposal of assets which was expensed in 2001, offset by a net $61,000 increase in legal, accounting, insurance and shareholders costs.

Product development costs

Product development expenses consist of expenses to identify functional requirements, to plan, identify and conceptually design the required technical infrastructure, and to perform Web-site maintenance and other general routine fixes. The costs consist primarily of personnel related expenses for technical and design personnel and consultants. Development expense decreased to $627,000 in 2002 from $640,000 in 2001, a net decrease of $13,000 or 2%. Our technical infrastructure requirements relating to our revenue generating activities resulted in product development expense being essentially flat for 2002 as compared to 2001. We expect the expense level to continue through the first half of 2003 when we should realize a net reduction over the second half of the year.

Restructuring costs

During 2001 we critically examined the processing capabilities of our existing software modules and identified potential new commercial applications that could be developed using our existing technology as a starting point. With these changes in mind, we repositioned our products, moving away from the idea of the Internet as a stand-alone business category, and moving towards the idea of the Internet as an extremely efficient and flexible communication channel. During 2002 we continued executing our ASP model while maintaining the existing infrastructure and personnel responsible for the historical licensing and software and portal model while formulating a formal transition plan.

The plan contemplated among other things the closure of the New York office within approximately six months, a related reduction in force of the 4 technology staff as of December 31, 2002 and the abandonment of an externally created customized billing software module. While the strategy had been in play for several months, including the addition of office space in the corporate offices to facilitate the transition, Management formally approved the final strategy in December 2002. During December 2002 the Company hired a seasoned industry executive to transfer the software programs and intellectual knowledge from the New York office to the corporate office, identify and begin training existing personnel in anticipation of the reduction-in-force, and abandoned the billing software system. The corporate office will assume full revenue responsibilities concurrently with the closing of the office. Accordingly, management recorded direct restructuring write-offs and reserves totaling $323,000, which are primarily comprised of estimated costs of $128,000 for abandoned software and equipment, $76,000 relating to the office lease, and $119,000 in legal, and other.

Other income

Other income (expense) has historically been comprised of net interest income (expense). During the second quarter 2002 AdStar finalized the termination of the Kodak licensing agreement whereby Kodak returned 67,796 shares of AdStar common stock resulting in a non-cash gain of approximately $63,000. Net interest income decreased $10,000 during 2002 compared to 2001. This decrease in net interest is attributable to a reduction in cash held in interest bearing accounts as we utilized cash to fund development projects and operating deficits, a reduction in interest rates available in short-term time deposits and money market accounts at commercial banks, as well as an increase in interest expense during 2002 relating to the addition of capital leases.

Liquidity and Capital Resources

Prior to 1999 we financed our business primarily from cash generated by operations. Subsequently, we have financed our business through a combination of cash generated from operations and debt and equity financing. In 2001 and 2002, we raised net proceeds of $694,000 and $2,663,000, respectively, in equity financings to fund operations and enhance and expand the product line we provide our customers.

As of December 31, 2002, we had cash and cash equivalents of approximately $940,000 and restricted cash of $175,000 compared to $410,000 and $45,000 as of December 31, 2001 a combined net increase of $658,000. The net increase in cash and cash equivalents and restricted cash resulted from net proceeds of $2,599,000, net of a $129,000 increase in restricted cash, from financing activities offset by $533,000 used in operations and $1,537,000 used in investing activities to enhance our ASP products and funds advanced to a shareholders.

Net cash used in operations during 2002 was approximately $533,000 compared with $1,181,000 during 2001, a $648,000 decrease. The decrease in cash used in operations is primarily the result of a $591,000 increase in accounts payable and a $129,000 increase in accrued expenses in 2002 from 2001. The increase in accounts payable primarily related a shift in payment terms to our customers/vendors who historically paid us in 45 days while we paid them in less than 30 days. The increase in accrued expenses is primarily due to restructuring reserves set up to reflect closing of our New York office to shift all operations to the corporate offices.

Net cash used in investing activities increased to $1,537,000 during 2002 compared with $715,000 during 2001. The increase of $821,000 is primarily the result of our using $560,000 to enhance our existing ASP software per terms of the CareerBuilder agreement and $210,000 in officer loans. Included in the $1,537,000 is $773,000 of ongoing upgrades and enhancements of existing software used to in our ASP products. We expect to generally complete all aspects of the CareerBuilder agreement during the second quarter of 2003 and anticipate a significant reduction in ongoing upgrades and enhancements of existing software during the second half of 2003.

Net cash provided by financing activities increased to $2,599,000 during 2002 compared with $701,000 during 2001. The proceeds were primarily comprised of net proceeds $1,698,000 from the issuance of Series A and $813,000 of Series B-1 Preferred Stock to Tribune Company, net proceeds of $152,000 from the closing of a private placement which commenced in October 2001 and net borrowings under capital leases of $65,000. The proceeds were offset by a net increase of restricted cash of $129,000 as compared to 2001. The increase in restricted cash was due to a $175,000 credit card processing reserve instituted by Chase Merchant Services, L.L.C (Chase) offset by a $46,000 decrease in restricted cash with Comerica, our commercial bank.

In August 2002, AdStar was informed by Chase, a merchant bank that provides credit card processing services for AdStar, that it required the Company to maintain a restricted cash balance of $175,000. Chase indicated the primary reason for the reserve was the significant increase in dollar volume of AdStar transactions during the second quarter 2002. Under the terms of the agreement the Company can terminate the contract with 30 days notice and Chase can retain a reserve for up to six months from the date of termination.

The Company has entered into a new arrangement with another merchant banker whereby the initial terms and conditions do not require AdStar to provide a reserve. Preliminary testing for the changeover was completed in November 2002 with final testing and transition to the new banker expected to be completed during March 2003.

At December 31, 2002, we had an accumulated deficit of $11,324,000. We have incurred significant recurring net losses. For the years ended December 2001 and 2002 we had net losses of $1,884,000 and $2,160,000. Our 2001 and 2002 net losses were principally attributable to our shift if focus from an on-line business to an ASP business. We expect to continue to incur losses until we are able to increase revenues significantly from fees based on the number of purchases transacted through our ASP product. We are not assured that we will generate sufficient capital to meet our cash needs through December 31, 2003. We believe that the additional $600,000 raised through the sale of 800,000 shares of Series B-2 convertible preferred stock (each convertible into one share of common stock) in March 2003, our available funds, combined with cash generated from existing operations, new customers, the flexibility to cut back our work-force upon completion or delay of significant customization projects, coupled with our historical ability to obtain bridge financing, will be sufficient to meet our anticipated working capital needs through March 31, 2004. Although we are optimistic that our growing ASP business will continue to be accepted in the marketplace and we will fulfill our obligations to Tribune Company in a timely manner, the timing is not assured. Our ability to sell ASP business products and service offerings during the current year may be hampered by the current downturn in the advertising market, the geo-political climate, including the war in Iraq, and state of the economy in general. These factors, coupled with the extended selling cycle in our industry and customer delays in customization and implementations, could delay our ability to increase revenue to a level sufficient to cover our expenses.

We currently have no additional borrowings available to us under any credit arrangement, and we are continuing to look for additional financing. Adequate funds may not be available or may not be available on terms favorable to us or at all. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial position, results of operations and cash flows.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), effective January 2003. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. The Company will adopt SFAS 143 on January 1, 2003, and does not believe that the adoption will have a material impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), effective for exit or disposal activities initiated after December 31, 2002.

SFAS 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS 112, Employer's Accounting for Post employment Benefits, and asset impairments governed by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company does not believe that the adoption of SFAS 146 will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation - an Amendment of SFAS No. 123 ("SFAS 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will retain the intrinsic method of accounting for stock based awards granted to employees.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not affect the Company's financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). This Interpretation requires that variable interest entities created after January 31, 2003, and variable interest entities in which an interest is obtained after that date, be evaluated for consolidation into an entity's financial statements. This interpretation also applies, beginning July 1, 2003 for the Company, to all variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. We are in the process of evaluating all of our investments and other interests in entities under the provisions of FIN 46 and have not yet determined the effect of its adoption on our financial position and results of operations.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure. On an on-going basis, we re-evaluate our estimates, including those relating to revenue recognition, uncollectible accounts receivable, intangible assets and contingent expenses and revise reported amounts prospectively. We base our estimates on historical experiences, combined with anticipated activity and various other assumptions that we believe to be reasonable under the circumstances. When combined, this body of knowledge forms the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in preparation of financial statements. The following is a brief discussion of our most critical accounting policies, including those methods affected by our more complex judgments and estimates.

Revenue Recognition

AdStar derives revenue from several products and services as follows:

Licensing and customization and other revenues – We receive revenue from technology service contracts that generally contain multiple elements such as software customization services, monthly fees and post-contract customer support (PCS). Revenue from these arrangements is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Software Revenue Recognition with Respect to Certain Transactions". Accordingly, revenue is allocated to each element within the contract based on the relative fair values of those elements using vendor specific objective evidence. Revenue from monthly fees and PCS under software maintenance arrangements is based upon renewal rates and is recognized ratably over the term of the arrangement. Revenue from software customization services is recognized as the services are performed, using a percentage of completion methodology based on labor hours. We also provide customization services at the customers' request and recognize revenue as the services are performed, using a percentage of completion methodology based on labor hours

Areas requiring management's judgment includes revenue recognition and cost estimation on the fixed fee software customization element of the contracts. Revenue is recognized on these contracts using a percentage-of-completion methodology, based upon labor input measures and an estimate of time to completion. Monthly, technical management reviews the estimate of labor hours required to complete the customization and the effect of any change in estimate is reflected in the period in which the change is first known. Such changes in estimate have not been material to our quarterly results of operation. The corresponding cost of revenue charge is derived based upon the same labor input measurements and our existing cost structure. If we do not accurately estimate the resources required under the contract or the scope of the work to be performed, or if we do not manage our projects properly within the prescribed timeframe, future margins may be significantly and adversely affected. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. The complexity of the estimation process and uncertainties inherent in software customization activities may affect the percentages derived under the percentage-of-completion accounting method, which in turn may affect the amounts reported in the financial statements. Despite the complexities inherent in the estimating process, we believe that this accounting policy most accurately presents the revenue generating activities of AdStar.

ASP revenue – We receive revenue from providing an application service provider ("ASP") product that allows companies to use the applications on a "shared system" over the Internet. This technology is a publisher-specific ad-taking Web site service that offers visitors to a newspaper's Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. We receive monthly fees for hosting the transactions and providing customer support, and recognize the fees ratably over the contract period.

Web site revenue – We receive revenue from fees charged to customers who transact business on the Advertise123.com Web site. This site permits the general public to plan, schedule, compose and purchase advertising from many print and on-line publishers. Under the guidance provided by the Securities Exchange Commission Staff Accounting Bulletin ("SAB) No. 101, "Revenue Recognition" and the Emerging Issues Task Force ("EITF") Abstract No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), we are, in substance, acting as an agent for the publishers and therefore recognize as revenue only the net fees realized on the transactions. We recognize revenues on a per-transaction basis when the ad is placed through our system and collection from the customer is probable.

Web Site Software Development Costs

In March 2000, the Financial Accounting Standards Board's Emerging Issue Task Force ("EITF") issued EITF No. 00-2 "Accounting for Web Site Development Costs", which provides guidance with respect to capitalization of certain costs incurred in connection with Web development activities and references Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". In accordance with these pronouncements, costs to establish the technological feasibility of our software applications are charged to expense as incurred. Certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, we capitalize a portion of the internal labor costs and external consultant costs associated with essential Web site development and enhancement activities. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the applications. In accordance with this policy, we have capitalized expenditures incurred to develop the new AdStar e-business application suite.

Contractual Obligations, Commitments and Contingencies

The Company has contractual obligations and commitments primarily with regards to Employment agreements for 3 of its executives, certain noncancelable operating lease obligations for office space and equipment, and capital lease obligations for computer equipment and office furniture.

The following table aggregates the Company's expected contractual obligations and commitments subsequent to December 31, 2002:

	Payments due by Period				
Contractual obligations	**2003**	**2004–2005**	**2006–2007**	**Beyond 2007**	**Total**
Employment agreements	$617,300	$851,200	$212,800	$ –	$1,681,300
Capital Lease commitments	43,067	58,716	126	–	101,909
Operating lease commitments (1)	328,541	451,164	–	–	779,705
	$988,908	$1,361,080	$212,926	$ –	$2,562,914

(1) Excludes sublet office agreement of $11,000 per month through May 2005.

Item 7. Financial Statements

See Index to Financial Statements below, beginning on page F-1.

Item 8. Change in and Disagreements with Accountants on Accounting Financial Disclosure

Previously reported on a Current Report on Form 8-K filed with the Securities Exchange Commission on February 24, 2003.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

Our executive officers and directors and their respective ages are as follows:

Name	Age	Position	Director Since
Leslie Bernhard	59	President, Chief Executive Officer and Director	1991
Eli Rousso	66	Executive Vice President, Chief Technology Officer, Secretary, Treasurer, and Director	1991
Jeffrey Baudo	56	Senior Vice President, Chief Operating Officer, and Director	2001
Anthony Fidaleo (1)	44	Vice President and Chief Financial Officer	
Stephen A. Zelnick (2)	65	Director	2002
Richard Salute (2)(3)	57	Director	2003

(1) Commenced employment on June 24, 2002.

(2) Members of the compensation committee and the audit committee of the Board of Directors.

(3) Mr. Salute was elected to AdStar's Board in January 2003.

Leslie Bernhard, one of our co-founders, has served as our President and Chief Executive Officer since the organization of our predecessor in 1986. Ms. Bernhard holds a B.S. degree from St. John's University. Ms. Bernhard is the sister of Mr. Baudo.

Eli Rousso, our other co-founder, has served as our Executive Vice President and Chief Technology Officer since the organization of our predecessor in 1986. Mr. Rousso holds a B.S. degree in Electrical Engineering from Massachusetts Institute of Technology (MIT) and has completed graduate work at the Polytechnic Institute (New York).

Jeffrey Baudo joined us as Chief Operating Officer in January 2001 and became a director in February 2001. Prior to joining AdStar, Mr. Baudo, served as president and COO of the publishing division of United Advertising Publications. Mr. Baudo holds a B.A. degree from St. Johns University. Mr. Baudo is the brother of Ms. Bernhard.

Anthony Fidaleo joined us as Chief Financial Officer in June 2002 and became Vice President of Finance in September 2002. Prior to joining AdStar, Mr. Fidaleo served in a consulting capacity, as acting Chief Financial Officer or Vice President Controller, over the past 5 years primarily servicing the technology sector with Companies such as Autobytel.Inc. and L90. Inc. Between 1992 and 1997 Mr. Fidaleo served as Chief Financial Officer of privately held national companies American Dawn, Inc. and Vagabond Inns, Inc. Mr. Fidaleo was in public accounting from 1982 through 1992, primarily with BDO Seidman, LLP where he attained the level of audit senior manager. Mr. Fidaleo is a CPA and holds a B.S. degree in Accounting from California State University at Long Beach.

Stephen A. Zelnick, a director, has been a partner in the law firm Morse, Zelnick, Rose & Lander, LLP since its inception in August 1995. Mr. Zelnick also serves on the Board of Directors of DAG Media, Inc. a publisher of classified telephone directories. Mr. Zelnick holds a B.S. degree in Economics with an accounting major from the Wharton School of the University of Pennsylvania in 1957 and an LLB from Yale Law School in 1960.

Richard Salute, a director, was a partner with Arthur Andersen until December 2001. Mr. Salute was employed by Arthur Andersen in various positions since 1973. Mr. Salute has been nominated to the Board of Directors of Copytel, Inc., a developer and distributor of flat panel displays and encryption devices. He is a Certified Public Accountant, licensed to practice in New York, New Jersey and Connecticut. Mr. Salute holds a B.A. degree from Adelphi University.

All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

AdStar's Board of Directors has established compensation and audit committees. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all the officers of AdStar, reviews general policy matters relating to compensation and benefits of employees of AdStar, and administers the issuance of stock options to AdStar's officers, employees, directors and consultants. The Audit Committee meets with management and AdStar's independent auditors to determine the adequacy of internal controls and other financial reporting matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires AdStar's officers and directors, and persons who own more than ten percent (10%) of a registered class of AdStar's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten percent (10%) stockholders are required by SEC regulations to furnish AdStar with copies of all Section 16(a) forms they file.

To the best of AdStar's knowledge, based solely on review of the copies of such forms furnished to it, or written representations that no other forms were required, AdStar believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent (10%) stockholders were complied with during 2002 with the following exceptions: (i) Anthony Fidaleo, our Chief Financial Officer and Nancy Works, a Vice President of AdStar, did not timely file their Initial Statement of Beneficial Ownership of Securities on Form 3; (ii) each of Tribune Company, a greater than ten percent (10%) stockholder and Stephen Zelnick, a director, did not timely file one Change in Beneficial Ownership on Form 4. With respect to any former directors, officers, and ten percent (10%) stockholders of AdStar, AdStar does not have any knowledge of any known failures to comply with the filing requirements of Section 16(a).

Item 10. Executive Compensation.

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2000, 2001 and 2002 by our (i) Chief Executive Officer, and (ii) executive officers, other than the CEO, whose salary for the 2002 fiscal year as determined by Regulation S-B, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executives").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation	Long-Term Compensation	
			Awards	Payouts
		Salary ($)	Common Stock Underlying Options (#)	All Other Compensation ($)
Leslie Bernhard,	2002	$211,250	150,000	$0
President & Chief Executive	2001	251,680	100,000	0
Officer	2000	231,912	0	0
Eli Rousso	2002	$209,450	150,000	$0
Executive Vice President &	2001	240,371	100,000	0
Chief Technology Officer	2000	230,301	0	0
Jeffrey Baudo	2002	$191,700	150,000	$0
Chief Operating Officer	2001 (1)	197,872	100,000	0
Jeffrey Diamond	2002	$141,721	0	$0
Vice President – Technology	2001	177,224	0	0
	2000	230,301	0	0

(1) Since commencement of employment on January 22, 2001.

Stock Options

The following tables show certain information with respect to incentive and non-qualified stock options granted in 2002 to the Named Executives under AdStar's 1999 Stock Option Plan who received options and the aggregate value at December 31, 2002 of such options. The per share exercise price of all options is equal to the fair market value of a share of Common Stock on the date of grant. No options granted to any Named Executives have been exercised.

Option Grants in 2002

Individual Grants of Options

Name	Number of Shares of Common Stock Underlying Option #	Percent of Total Options Granted to Employees in 2002	Exercise Price ($/Sh)	Expiration Date
Leslie Bernhard (1)	150,000	20.8%	$0.60	January 2007
Eli Rousso (1)	150,000	20.8%	$0.60	January 2007
Jeffrey Baudo (1)	150,000	20.8%	$0.60	January 2007

(1) The options vested 50% on the date of grant and 50% on one year from the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Number of Shares Underlying Options Exercised	Dollar Value Realized on Exercise	Number of Shares Underlying Unexercised Options at fiscal Year-End(1)		Dollar Value of Unexercised In-the-Money Options at fiscal Year-End(1)	
			Exercisable	Nonexercisable	Exercisable	Nonexercisable
Leslie Bernhard	–	$ –	175,000	75,000	$33,250	$23,250
Eli Rousso	–	$ –	175,000	75,000	$33,250	$23,250
Jeffrey Baudo	–	$ –	108,334	141,666	$23,250	$23,250
Jeffrey Diamond	–	$ –	16,667	8,333	$ –	$ –

(1) Based on the closing price of the AdStar's common stock on December 31, 2002 of $0.91.

Employment Contracts

On July 1, 2002, AdStar entered into four-year employment agreements with each of Leslie Bernhard and Eli Rousso. Their prior agreements expired on June 30, 2002. Pursuant to her employment agreement, Leslie Bernhard was retained as our Chief Executive Officer and her total annual compensation was reduced to $212,800. Pursuant to his employment agreement, Eli Rousso was retained as our Executive Vice President and his total annual compensation was reduced to $212,800. Each agreement provides, among other things, for participation in an equitable manner in any profit-sharing or retirement, separation and disability plans for employees or executives and for participation in other employee benefits applicable to employees and executives of AdStar. Each agreement further provides for fringe benefits which commensurate with the executive's duties and responsibilities. Under each agreement, employment may be terminated by us with cause or by the executive with good reason. Termination by us without cause, or by the executive for good reason, would subject us to liability for liquidated damages in an amount equal to the terminated executive's base salary for the remaining term of his or her employment agreement or 12 months, whichever is greater.

In January 2001, AdStar entered into a 2-year employment contract with Mr. Jeffrey Baudo. Pursuant to his employment agreement, Mr. Baudo was retained as our Chief Operating Officer at an annual rate of $213,000 per year, and granted options to purchase 100,000 shares of AdStar's common stock. Subsequently, as of July 1, 2002, Mr. Baudo agreed to an amendment to employment agreement reducing his annual rate of compensation to $191,700. Mr. Baudo's contract was extended for one year with successive one year terms for the same salary under essentially the same terms and conditions, effective January 22, 2003. Mr. Baudo is the brother of Leslie Bernhard.

Compensation of Directors

In 2002, each of our non-employee directors received options to purchase 50,000 shares of our common stock exercisable at the fair market value on the date of grant. These options vest one-half on the date of grant and one-half on the 1st anniversary of the date of grant, provided the grantee is still a director on such date.

Limitation of Directors' Liability and Indemnification

The Delaware General Corporation Law (the "DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The AdStar's Certificate of Incorporation limits the liability of its directors to AdStar or its stockholders to the fullest extent permitted by Delaware law.

AdStar's Certificate of Incorporation provides mandatory indemnification rights to any officer or director of AdStar who, by reason of the fact that he or she is an officer or director of AdStar, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Insofar as indemnification for liabilities under the Securities Act of 1933 (the "Act") may be provided to officers and directors or persons controlling AdStar, AdStar has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table, together with the accompanying footnotes, sets forth information, as of March 28, 2003, regarding stock ownership of all persons known by AdStar to own beneficially more than 5% of AdStar's outstanding Common Stock, Named Executives, all directors, and all directors and officers of AdStar as a group:

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)	Percentage of Ownership
Leslie Bernhard (3)	860,054	10.0%
Eli Rousso (3)	887,891	10.3%
Jeffrey Baudo (4)	220,466	2.6%
Anthony Fidaleo	0	*
Jeffrey Diamond (8)	16,667	*
Stephen A. Zelnick (5)	134,250	1.6%
Richard Salute	0	*
Chester L. F. Paulson (6)	2,251,574	24.7%
Tribune Company (7)	3,443,457	29.4%
All Directors and Officers (7 persons) as a group	2,119,330	24.7%

* less than 1%

(1) The addresses of the persons named in this table are as follows: Leslie Bernhard, Eli Rousso, Jeffrey Baudo, Anthony Fidaleo, and Jeffrey Diamond c/o AdStar, Inc., 4553 Glencoe Avenue, Suite 325, Marina del Rey, CA 90292; Stephen A. Zelnick c/o Morse Zelnick, Rose & Lander, 405 Park Avenue, New York, NY 10022; Watertown Connecticut 06795; Richard Salute 7 Lori Court, Woodbury, New York, 11797; Chester L. F. Paulson, c/o Paulson Capital Corp. 811 SW Naito Parkway, Suite 200, Portland, OR 97204, and Tribune Company, 435 N. Michigan Ave. Chicago IL, Attn: General Counsel.

(2) A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this report upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not held by any other person) and that are exercisable or convertible within 60 days from March 28, 2003 have been exercised or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned. On March 28, 2003, 8,263,676 shares of Common Stock were outstanding.

(3) Includes an aggregate of 110,054 shares in respect of which Ms. Bernhard and Mr. Rousso have voting power. Additionally, Ms. Bernhard and Mr. Rousso each have options to purchase 100,000 and 150,000 shares of AdStar common stock at $0.81 and $0.60 per share, respectively, exercisable within 60 days.

(4) Consists of options to purchase 66,667 and 150,000 shares of AdStar common stock, at $1.25 and $0.60 per share, exercisable within 60 days.

(5) Includes: (i) options to purchase 50,000 shares of common stock of AdStar, at $0.60 per share, and warrants to purchase 25,000 shares of AdStar common stock, at $1.07 per share, exercisable within 60 days; and (ii) 9,250 shares of common stock of AdStar which represents Mr. Zelnick's proportionate interest in 37,000 shares beneficially owned by a nominee of Morse, Zelnick, Rose & Lander, LLP, of which Mr. Zelnick is a member. The filing of this report shall not be construed as an admission that Mr. Zelnick is the beneficial owner of any of the shares owned by the nominee for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(6) Consists of 1,408,458 shares of common stock of AdStar and the currently exercisable common stock purchase warrants listed below:

(i) 24,116 exercisable at $0.75

(ii) 350,000 exercisable at $1.07

(iii) 200,000 exercisable at $1.80

(iv) 139,000 exercisable at 7.20

(v) 130,000 exercisable at 9.00

(7) Consists of 1,443,457 shares of Series A and 2,000,000 of Series B-2 Preferred Stock, which currently convert into Common Stock on a 1 for 1 basis.

(8) Consist of options to purchase 16,667 shares of common stock of Adstar at $1.66 per share, exercisable within 60 days.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the (i) options granted under the Stock Option Plan, (ii) options granted outside the Stock Option Plan and (iii) issuances of Common Stock under our Vendor Plan (described below), as of December 31, 2002. The shares covered by outstanding options are subject to adjustment for changes in capitalization stock splits, stock dividends and similar events. No other equity compensation has been issued.

	Equity Compensation Plan Table		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders			
Grants under the AdStar, Inc. 1999 Stock Option Plan	1,133,474	$0.95	366,526
Equity Compensation Plans Not Requiring Approval By Security Holders			
Aggregate Individual Option Grants	375,001	$5.42	Not applicable
Vendor Plan (1)	279,384	Not applicable	120,616
Total Option Grants	1,508,475	$2.06	366,526
Total Issuances under the Vendor Plan	279,384	Not applicable	120,616

(1) Reflect shares of AdStar Common Stock.

○ The aggregate individual option grants outside the Stock Option Plan referred to in the table above includes: (a) warrants issued to the underwriter in our initial public offering for the purchase of 200,000 shares of Common Stock, with an exercise price of $7.20 per share; and (b) warrants issued to our public relations firms for the purchase of an aggregate of 125,000 shares of Common Stock, consisting of warrants to purchase 50,000 shares, with an exercise price $1.50 per share, warrants to purchase 50,000 shares, with an exercise price $2.00 per share and warrants to purchase 25,000 shares, with an exercise price $10.00 per share.

○ In AdStar established a plan (the "Vendor Plan") to pay vendors, who are accredited investors (as defined under Rule 215 of the Securities Act of 1933), in shares of its Common Stock, valued at fair market value, for goods or services. Up to 400,000 shares may be issued under the Vendor Plan. Under the Vendor Plan, as of December 31, 2002, an aggregate of 279,384 shares of Common Stock had been issued leaving 120,616 shares available for future issuance. In June 2002 67,796 shares issued under the Vendor Plan were returned to AdStar by a Kodak these shares included in shares available for future and conversely have been excluded from shares issued under the plan.

Item 12. Certain Relationships and Related Transactions

In February 2001, AdStar satisfied the $1.1 million note bearing interest annually at a rate of 6%, held by Paulson Capital Corporation, of which Chester Paulson is the controlling shareholder, by issuing 593,483 shares of common stock to Paulson Capital Corporation in payment of principal and accrued interest totaling $1,186,966.

In January 2002, AdStar issued to Morse, Zelnick, Rose and Lander LLP, AdStar's legal counsel and of which Stephen Zelnick is a member, 114,545 shares of restricted common stock, at fair market value in full settlement of a $62,500 liability included in the year-end financial statements. Additionally, AdStar completed a private offering of 1,300,000 shares of its common stock to accredited investors, raising

$650,000 in capital. In connection with this offering AdStar paid $65,000 to Paulson Investment Company, Inc., which Chester Paulson is the controlling shareholder, as part of the placement agent fees.

In March 2002, the Board of Directors approved the sale of 1,443,457 shares of our Series A Preferred Stock to Tribune Company for an aggregate purchase price of approximately $1.8 million. These shares carry a liquidation preference that includes a dividend of 7% per year available only upon liquidation and currently convert on a 1:1 basis. Shareholders of Series A Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and vote as a single class with the shareholders of our Common Stock. The holders of Series A preferred stock are entitled to one vote for each share of common issuable upon conversion.

In December 2002 the Board of Directors approved the sale of shares of its Series B Preferred Stock to Tribune Company for an aggregate price of $1.5 million. The sale was split into two funding segments:

(i) In December 2002, AdStar sold 1,200,000 shares of its Series B-1 Preferred Stock to Tribune Company for an aggregate purchase price of $900,000. These shares currently convert on a 1:1 basis. Shareholders of Series B-1 Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series B-1 Preferred Stock are entitled to one vote for each share; and

(ii) In March 2003, AdStar sold 800,000 shares of its Series B-2 Preferred Stock to Tribune Company for an aggregate purchase price of $600,000. These shares currently convert on a 1:1 basis. Shareholders of Series B-2 Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series B-2 Preferred Stock are entitled to one vote for each share. In addition, on March 28, 2003, in exchange for all of the Series B-1 Preferred Stock plus accrued and unpaid dividends on those shares, issued in December 2002 to Tribune Company, AdStar issued an additional 1,200,000 shares of its Series B-2 Preferred Stock to the Tribune Company.

Item 13. Exhibits, List and Reports on Form 8-K.

(a) Exhibits:

Exhibit No.	**Description**
2.1	Agreement and Plan of Merger (1)
3.1	Certificate of Incorporation of AdStar (1)
3.1a	Amendment to Certificate of Incorporation, as filed with the Secretary of State of Delaware on July 11, 2001 (5)
3.1b	Series A Preferred Stock Certificate of Designation as filed with the Secretary of State of Delaware on March 15, 2002 (8)
3.1c	Series B-1 Preferred Stock Certificate of Designation as filed with the Secretary of State of Delaware on December 20, 2002, effective December 23, 2002 (10)
3.1d	Series B-2 Preferred Stock Certificate of Designation as filed with the Secretary of State of Delaware on March 28, 2003, effective March 28, 2003*
3.2	By-Laws of AdStar (1)
4.1	Specimen Stock Certificate (1)

4.2	Revised Form of Underwriter's Warrant (4)
4.3	Form of 5-year warrant issued in the Private Placement of units on April 6, 2001 (6)
4.4	Form of 5-year warrant issued in connection with the Private Placement of AdStar Common Stock during the period of October 2001 through January 2002(7)
4.5	Form of 3-year warrant issued to C.C.R.I. Corporation in connection with an agreement between it and AdStar, dated as of October 2, 2001(7)
10.1	1999 Stock Option Plan (1)
10.2	Employment Agreement between AdStar and Leslie Bernhard *
10.3	Employment Agreement between AdStar and Eli Rousso *
10.4	Employment Agreement between AdStar and Jeffrey Baudo.*
10.5	Memorandum of Agreement between AdStar and CareerPath.com LLC dated March 11, 1999(1)
10.6	Distribution and Service Agreement dated February 9, 1999 by and between the Company and PowerAdz (1)
10.7	Distribution and Service Agreement dated November 19, 1998 by and between AdStar and AdOne Classified Network, Inc. (1)
10.8	Agreement dated March 16, 1999 by and between James E. Mann and the Company (1)
10.9	Form of warrant to purchase 16,667 shares of Common Stock issued to Jonathan Cohen and Ronald Posner (1)
10.10	Loan and Subscription Agreement dated July 13, 1999 by and between the Company and Interequity Capital Partners L.P. (1)
10.11	Form of Subscription Agreement for 12% Convertible Subordinated Unsecured Promissory Note (1)
10.12	Form of 12% Convertible Subordinated Unsecured Promissory Note (1)
10.13	Form of Shareholders' Agreement by and among AdStar, its principal stockholders and certain investors (1)
10.14	Employment Agreement dated July 20, 1998 between Adam Left and the Company and amendment dated July 15, 1999(1)
10.15	Employment Agreement dated as of April 12, 1999 between Michael Kline and AdStar (1)
10.16	Promissory Note issued to Paulson Capital Corporation (1)
10.17	Distribution and Service Agreement dated as of September 3, 1999 by and between AdStar and Landon Media Group, Inc. (2)
10.18	Distribution and Service Agreement dated as of August 30, 1999 by and between AdStar and Career Engine (2)
10.19	Distribution and Service Agreement dated as of August 27, 1999 by and between AdStar and CareerPath.com (2)
10.20	Engagement Agreement, dated March 7, 2000, between RCG Capital Markets Group and AdStar (3)
10.21	First Amendment of Office Lease and Parking License Agreement, dated December 13, 1999, between TIAA Realty, Inc. and AdStar (4)
10.22	Second Amendment of Office Lease and Parking License Agreement, dated March 24, 2000, between TIAA Realty, Inc. and AdStar (3)

10.23 Letter Agreement between Company and Paulson Capital Corporation for the satisfaction of outstanding principal and interest due on $1.1 million note bearing interest at 6% per annum, dated October 21, 1999.(9)

10.24 Copy of Agreement, among Company and certain accredited investors, dated April 6, 2001.(9)

10.25 Series A Preferred Stock Purchase Agreement, dated March 18, 2002, by and between AdStar, Inc. and Tribune Company.(8)

10.26 Software Development and Deployment Agreement, dated March 18, 2002, by and between AdStar, Inc. and Tribune Company.(8)

10.27 Registration Rights Agreement, dated March 18, 2002, by and between AdStar, Inc. and Tribune Company.(8)

10.28 Governance Agreement, dated March 18, 2002, by and among AdStar, Inc., Leslie Bernhard, Eli Rousso and Tribune Company.(8)

10.29 Series B Preferred Stock Purchase Agreement, dated December 23, 2002, by and between AdStar, Inc. and Tribune Company.(10)

10.30 Second Software Development and Deployment Agreement, dated December 23, 2002, by and between AdStar, Inc. and Tribune Company.(10)

10.31 Amended and Restated Registration Rights Agreement, dated December 23, 2002, by and between AdStar, Inc. and Tribune Company.(10)

10.32 Amended and Restated Governance Agreement, dated December 23, 2002, by and among AdStar, Inc., Leslie Bernhard, Eli Rousso and Tribune Company.(10)

16.1 Letter from PricewaterhouseCoopers LLP dated February 20, 2003.(11)

23.1 Consent of PricewaterhouseCoopers LLP *

23.2 Consent of BDO Seidman, LLP *

99.1 Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, filed with the Securities and Exchange Commission on the date hereof.*

99.2 Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, filed with the Securities and Exchange Commission on the date hereof.*

Notes to exhibits

* Filed herewith

(1) Filed as an exhibit to Registration Statement on form SB-2 No. 333-84209, and incorporated herein by reference.

(2) Filed as an exhibit to Registration Statement on form SB-2 No. 333-90649 and incorporated herein by reference.

(3) Filed as an exhibit with the same number to Quarterly Report on Form 10QSB for the period ended March 31, 2000 and incorporated herein by reference.

(4) Filed as an exhibit with the same number to Registration Statement on form SB-2 No. 333-43408 and incorporated herein by reference.

(5) Filed as an exhibit to Quarterly Report on Form 10QSB for the period ended September 30, 2001 and incorporated herein by reference.

(6) Filed on May 10, 2001 as an exhibit to Registration Statement on Form S-3 No. 333-60664 and incorporated herein by reference.

(7) Filed on January 24, 2002 as an exhibit to Registration Statement on Form S-3 No. 333-81338 and incorporated herein by reference.

(8) Filed on March 25, 2002 as an exhibit to the Current Report on Form 8-K filed and incorporated herein by reference.

(7) Filed as an exhibit to the Annual Report on Form 10KSB for the period ended December 31, 2000 and incorporated herein by reference.

(8) Filed on December 31, 2002 as an exhibit to the Current Report on Form 8-K filed and incorporated herein by reference.

(9) Filed on February 24, 2003 as an exhibit to the Current Report on Form 8-K filed and incorporated herein by reference.

(b) Reports on Form 8-K:

(i) On December 31, 2002, AdStar filed a Current Report on Form 8-K in accordance with Item 5 of such report; and

(ii) On February 24, 2003, AdStar filed a Current Report on Form 8-K in accordance with item 4 of such report

Item 14. Controls And Procedures

a) Evaluation of Disclosure Controls and Procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14© and 15-d-14©) as of a date (the "Evaluation Date") within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures are adequate and designed to ensure that material information relating to us would be known to them.

b) Changes in Internal Controls. There were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AdStar, Inc.

By: /s/ Leslie Bernhard
Leslie Bernhard,
President and Chief Executive Officer

Date: March 31, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 31, 2003.

Signature	Title
Principal Executive Officer	
/s/ Leslie Bernhard Leslie Bernhard	President and Chief Executive Officer and Director
Principal Financial Officer	
/s/ Anthony J. Fidaleo Anthony J. Fidaleo	Chief Financial Officer
Directors	
/s/ Eli Rousso Eli Rousso	Director
/s/ Jeffrey Baudo Jeffrey Baudo	Director
/s/ Stephen Zelnick Stephen Zelnick	Director
/s/ Richard Salute Richard Salute	Director

CERTIFICATIONS

I, Leslie Bernhard, certify that:

1. I have reviewed this annual report on Form 10-KSB of Adstar, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Leslie Bernhard
Leslie Bernhard
Chief Executive Officer

I, Anthony J. Fidaleo, certify that:

1. I have reviewed this annual report on Form 10-KSB of Adstar, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Anthony J. Fidaleo
Anthony J. Fidaleo
Chief Financial Officer

Index To Financial Statements

Report of Independent Certified Public Accountants

Board of Directors
Adstar, Inc.
Marina del Rey, California

We have audited the accompanying balance sheet of Adstar, Inc. (the "Company") as of December 31, 2002 and the related statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adstar, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Los Angeles, California
March 28, 2003

REPORT OF PRICEWATERHOUSECOOPERS LLP,

INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AdStar, Inc.

In our opinion, the accompanying statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of AdStar, Inc. for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. We have not audited the financial statements of AdStar, Inc. for any period subsequent to December 31, 2001.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 22, 2002 except for the subsequent events
described in Note 9 to the 2001 financial statements,
as to which the date is March 15, 2002

AdStar, Inc.
Balance Sheet
As of December 31, 2002

Assets	
Current assets:	
Cash and cash equivalents	$ 940,378
Restricted cash	174,918
Accounts receivable, net of allowance for doubtful accounts of $49,672	155,159
Notes receivable from officers - current portion	7,179
Prepaid and other current assets	143,884
Total current assets	1,421,518
Notes receivable from officers, net of current portion	239,945
Property and equipment, net	2,548,969
Intangible assets, net	47,346
Other assets	31,413
Total assets	$ 4,289,191
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 1,126,425
Accrued expenses	555,816
Deferred revenue	113,571
Capital lease obligations - current portion	28,980
Total current liabilities	1,824,792
Capital lease obligations, net of current portion	49,807
Total liabilities	1,874,599
Commitments and contingencies (Note 12)	
Stockholders' equity:	
Convertible Preferred stock, par value $0.0001; authorized 5,000,000 shares; issued and outstanding:	
Series A, 1,443,457 issued and outstanding; liquidation preference of $1,898,000	1,697,840
Series B-1, 1,200,000 issued and outstanding; liquidation preference of $901,000	813,720
Common stock, par value $0.0001; authorized 20,000,000 shares; 8,260,928 issued and outstanding	826
Additional paid-in capital	11,294,075
Treasury stock; 67,796 shares	(67,796)
Accumulated deficit	(11,324,073)
Total stockholders' equity	2,414,592
Total liabilities and stockholders' equity	$ 4,289,191

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.
Statements of Operations
For the Two Years
Ended December 31, 2002

	2001	2002
ASP, net	$ 286,501	$ 915,819
Licensing and software	1,100,431	1,070,341
Customization and other	693,680	255,332
Net revenues	2,080,612	2,241,492
Cost of revenues, including of amortization of $191,279 and $400,023	805,964	1,106,502
Gross profit	1,274,648	1,134,990
General and administrative expense	1,881,957	1,859,826
Selling and marketing expense	656,349	555,588
Product development costs	639,503	627,040
Restructuring expenses	–	322,604
Loss from operations	(1,903,161)	(2,230,068)
Other income	–	62,796
Interest income (expense), net	23,871	14,389
Loss before taxes	(1,879,290)	(2,152,883)
Provision for income taxes	(5,208)	(6,760)
Net loss	$ (1,884,498)	$ (2,159,643)
Deemed dividend on issuance of series B-1 preferred stock	–	(204,000)
Net loss applicable to common stockholders	$ (1,884,498)	$ (2,363,643)
Loss per share - basic and diluted	$ (0.30)	$ (0.29)
Weighted average number of shares - basic and diluted	6,373,037	8,193,132

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.
Statements of Stockholders' Equity
For the Two Years
Ended December 31, 2002

	Common Stock		Preferred Stock Series A		Preferred Stock Series B-1		Treasury Stock		Additional Paid–In Capital	Shareholder Receivable	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, December 2000	5,217,120	$522	–	$ –	–	$ –	–	$ –	$ 8,849,241	$(49,006)	$(28,239)	$ (7,075,932)	$ 1,696,586
Common stock issued in private placement	1,800,000	180	–	–	–	–	–	–	693,414	–	–	–	693,594
Common stock issued for services	119,249	12	–	–	–	–	–	–	89,508	–	–	–	89,520
Warrants issued for services	–	–	–	–	–	–	–	–	24,725	–	–	–	24,725
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	28,239	–	28,239
Conversion of debt to equity	593,483	59	–	–	–	–	–	–	1,186,907	–	–	–	1,186,966
Stockholder payments	–	–	–	–	–	–	–	–	–	5,886	–	–	5,886
Net loss	–	–	–	–	–	–	–	–	–	–	–	(1,884,498)	(1,884,498)
Balance, December 2001	7,729,852	773	–	–	–	–	–	–	10,843,795	(43,120)	–	(8,960,430)	1,841,018
Net proceeds from Preferred Series A	–	–	1,443,457	1,697,840	–	–	–	–	–	–	–	–	1,697,840
Net Proceeds from Preferred Series B-1	–	–	–	–	1,200,000	609,720	–	–	204,000	–	–	–	813,720
Common stock and warrants issued in private placement	400,000	40	–	–	–	–	–	–	151,522	–	–	–	151,562
Common stock issued for services	131,076	13	–	–	–	–	–	–	77,456	–	–	–	77,469
Warrants issued for services	–	–	–	–	–	–	–	–	17,302	–	–	–	17,302
Restructure of stockholder loan	–	–	–	–	–	–	–	–	–	43,120	–	–	43,120
Kodak shares returned	–	–	–	–	–	–	67,796	(67,796)	–	–	–	–	(67,796)
Deemed dividend	–	–	–	–	–	204,000	–	–	–	–	–	(204,000)	–
Net loss	–	–	–	–	–	–	–	–	–	–	–	(2,159,643)	(2,159,643)
Balance, December 2002	8,260,928	$826	1,443,457	$1,697,840	1,200,000	$813,720	67,796	$(67,796)	$11,294,075	$ –	$ –	$11,324,073	$ 2,414,592

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.
Statements of Cash Flows
For the Two Years
Ended December 31, 2002

	2001	2002
Cash flows from operating activities:		
Net loss	$ (1,884,498)	$ (2,159,643)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	366,212	612,425
Allowance for doubtful accounts	–	34,672
Stock based charges	142,484	94,771
Kodak shares returned	–	(67,796)
Interest on convertible notes and shareholder receivable	5,320	–
Loss (gain) on disposal of equipment and software	94,077	128,379
Changes in assets and liabilities:		
Accounts receivable	16,774	20,539
Prepaids and other assets	(10,031)	23,953
Accounts payable	118,188	709,689
Accrued expenses	(17,708)	109,188
Deferred revenue	(12,091)	(39,642)
Net cash used in operating activities	(1,181,273)	(533,465)
Cash flows from investing activities:		
Purchase of property and equipment	(751,017)	(772,766)
Costs of CareerBuilder development	–	(559,740)
Proceeds from disposal of equipment	26,661	–
Notes from officers	–	(210,434)
Repayment of officer receivable	9,000	6,430
Net cash used in investing activities	(715,356)	(1,536,510)
Cash flows from financing activities:		
(Increase) decrease to restricted cash	54,543	(129,461)
Proceeds from issuance of notes payable	185,300	300,000
Repayment of notes payable	(185,300)	(300,000)
Proceeds from issuance of series A preferred stock	–	1,697,840
Proceeds from issuance of series B-1 preferred stock	–	813,720
Proceeds from sale of stock in private placement	693,594	151,562
Proceeds from capital leases	–	79,752
Principal repayments on capital leases	(46,968)	(14,599)
Net cash from financing activities	701,169	2,598,814
Net increase (decrease) in cash and cash equivalents	(1,195,460)	528,839
Cash and cash equivalents at beginning of period	1,606,999	411,539
Cash and cash equivalents at end of period	$ 411,539	$ 940,378
Supplemental cash flow disclosure:		
Taxes paid	$ 4,565	$ 9,739
Interest paid	$ 3,561	$ 9,159
Noncash investing and financing activities:		
Conversion of notes payable and accrued interest to Common stock	$ 1,186,966	$ –
Issuance of Common stock for legal expenses	$ –	$ 62,500
Restructuring of shareholder receivable	$ –	$ 43,120

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

AdStar, Inc. (the "Company" or "AdStar") (formerly AdStar.com, Inc. and AdStar-Services, Inc.) was incorporated in the State of New York on June 29, 1991 as an S-Corporation under the Internal Revenue Code. In 1999, the Company reincorporated as a C-Corporation in Delaware.

The Company's core business has been licensing proprietary software systems and supplying the related support and maintenance. This Professional software system allows large commercial advertising agencies and corporations to directly enter classified advertisements into the publishing systems at the Company's customers, through modems on a dial-up basis. The Company's customers are principally located in the United States. In June 1999, the Company commenced offering a one-stop marketplace on the World Wide Web for advertisers to buy classified ads. This service enables advertisers to plan, schedule, compose and purchase classified advertising from many print and on-line publishers, using one interface.

In 2001, the Company formally introduced its new AdStar e-business application suite. This is an enterprise class, integrated software solution that allows print and on-line publications to electronically receive completed classified advertising copy using the Internet as the communication channel. These software solutions enable customers to expand the relationships with their customers using a single integrated platform, while increasing sales volumes at reduced costs. This suite includes an updated version of the Company's core Professional software product that utilizes the Internet as the communication channel. In addition, the Company has added an application service provider ("ASP") product that provides its customers an opportunity to generate incremental revenue from classified ad sale transactions completed on-line, while increasing the number of visitors to the customer's Web site.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Management's Plan

The accompanying financial statements have been prepared assuming the Company will have liquidity to maintain its required minimum level of operations. At December 31, 2002, we had an accumulated deficit of $11,324,000. We have incurred significant recurring net losses. For the years ended December 2001 and 2002 we had net losses of $1,884,000 and $2,160,000. Our 2001 and 2002 net losses were principally attributable to our shift if focus from an on-line business to an ASP business. We expect to continue to incur losses until we are able to increase revenues significantly from fees based on the number of purchases transacted through our ASP product. We are not assured that we will generate sufficient capital to meet our cash needs through December 31, 2003. We believe that the additional $600,000 raised through the sale of 800,000 shares of Series B-2 convertible preferred stock in March 2003, our available funds, combined with cash generated from existing operations, new customers, the flexibility to cut back our work-force upon completion or delay of significant customization projects, coupled with our historical ability to obtain bridge financing, will be sufficient to meet our anticipated working capital needs through March 31, 2004.

Although we are optimistic that our growing ASP business will continue to be accepted in the marketplace and we will fulfill our obligations to Tribune Company in a timely manner, the timing is not assured. Our ability to sell ASP business products and service offerings during the current year may be hampered by the current downturn in the advertising market, the geo-political climate, including the war in Iraq, and state of the economy in general. These factors, coupled with the extended selling cycle in our industry and customer delays in customization and implementations, could delay our ability to increase revenue to a level sufficient to cover our expenses. There is no assurance that management will be successful with its operating plan and, if events and circumstances occur such that the Company does not meet its the plan as expected, and the Company is unable to raise additional financing, the Company may be required to further reduce certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. At times, cash balances held at financial institutions are in excess of FDIC insurance limits.

Restricted cash

In August 2002, AdStar was informed by Chase Merchant Services, L.L.C (Chase), a merchant bank that provides credit card processing services for AdStar, that it required the Company to maintain a restricted cash balance of $175,000. Chase indicated the primary reason for the reserve was the significant increase in dollar volume of AdStar transactions during the second quarter 2002. Under the terms of the agreement the Company can terminate the contract with 30 days notice and Chase can retain a reserve for up to six months from the date of termination.

The Company has entered into a new arrangement with another merchant banker whereby the initial terms and conditions do not require AdStar to provide a reserve. Preliminary testing for the changeover was completed in November 2002, and final testing and transition to the new banker is expected to be completed in March 2003.

Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk are principally comprised of trade accounts receivable and shareholder loans.

For the year ended December 31, 2001, three different customers accounted for 9%, 6% and 6% respectively of the Company's net revenues.

For the year ended December 31, 2002, two different customers accounted for 9% and 7% respectively of the Company's net revenues. As of December 31, 2002, eight customers, in the aggregate, accounted for 55% of the Company's accounts receivable.

The majority of the Company's customers have historically consisted of newspapers and publishers of classified advertisements. The Company's customers on its Web site are the general public.

NOTES TO FINANCIAL STATEMENTS

Receivable and Allowance for Doubtful Accounts

We regularly evaluate the collectibility of our trade receivables based on a combination of factors. When a customer's account become past due, we initiate dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, such as bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, we record a specific reserve for bad debt to reduce the related receivable to the amount we expect to recover given all information presently available. We also record reserves for bad debts for all other customers based on certain other factors including length of time the receivables are past due and historical collection experience with individual customers. If circumstances related to specific customers change, our estimates of the recoverability of receivables could materially change.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. When such items are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are relieved from the accounts and the resulting gain or loss is reflected in operations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. The depreciation and amortization periods by asset category are as follows:

Furniture and fixtures	7 years
Computer equipment	5 years
Computer Software	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term

Maintenance and minor replacements are charged to expense as incurred while renewals and improvements are capitalized. Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

Web site Software Development Costs

In March 2000, the Financial Accounting Standards Board's Emerging Issue Task Force ("EITF") issued EITF No. 00-2 "Accounting for Web Site Development Costs", which provides guidance with respect to capitalization of certain costs incurred in connection with Web development activities and references Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". In accordance with these pronouncements, costs to establish the technological feasibility of software applications developed by the Company are charged to expense as incurred. Certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, the Company capitalizes a portion of the internal labor costs and external consulting costs associated with essential Web site development and enhancement activities. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized based on current or future revenue for each product with an annual minimum equal to the straight-line basis over the estimated useful lives of the applications. In accordance with this policy, the Company has capitalized expenditures incurred to develop the new AdStar e-business application suite. At December 31, 2002, the Company has capitalized software development costs of $2,335,000, with associated accumulated amortization of $632,000.

Intangible Assets

Intangible assets comprise trademarks, license agreements and proprietary technology and are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible assets of 5 years.

Long-Lived Assets

The carrying value of long-lived assets is periodically reviewed by management and impairment losses, if any are recognized when the expected non-discounted future operating cash flows derived from such assets are less than their carrying value. The loss on disposal of equipment and software of $94,077 in 2001 was incuded in General and administrative expenses.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, shareholder notes receivable, accounts payable, deferred revenue, notes payable, capital leases and accrued expenses are carried at cost which approximates their fair value because of the short-term maturity or the current lending rates of these instruments.

Revenue Recognition

The Company derives revenue from several products and services as follows:

Licensing and customization other revenues - The Company generates revenue from technology service contracts that generally contain multiple elements such as software customization services, monthly fees and post-contract customer support (PCS). Revenue from these arrangements is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Software Revenue Recognition with Respect to Certain Transactions". Accordingly, revenue is allocated to each element within the contract based on the relative fair values of those elements using vendor specific objective evidence. Revenue from monthly fees and PCS under software maintenance arrangements is based upon renewal rates and is recognized ratably over the term of the arrangement. Revenue from software customization services is recognized as the services are performed, using a percentage of completion methodology based on labor hours. The Company also provides customization services at the customers' request and recognizes revenue as the services are performed, using a percentage of completion methodology based on labor hours.

Areas requiring management's judgment includes revenue recognition and cost estimation on the fixed fee software customization element of the contracts. Revenue is recognized on these contracts using a percentage-of-completion methodology, based upon labor input measures and an estimate of time to completion. Monthly, technical management reviews the estimate of labor hours required to complete the customization and the effect of any change in estimate is reflected in the period in which the change is first known. Such changes in estimates have not been material to our results of operation. The corresponding cost of revenue charge is derived based upon the same labor input measurements and our existing cost structure. If the Company does not accurately estimate the resources required under the contract or the scope of the work to be performed, or if the Company does not manage its projects properly within the prescribed timeframe, future margins may be significantly and adversely affected. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. The complexity of the estimation process and uncertainties inherent in software customization activities may affect the percentages derived under the percentage-of-completion accounting method, which in turn may affect the amounts reported in the financial statements.

ASP revenue – The Company receives revenue from providing an application service provider ("ASP") product that allows customers to use the Company's software applications on a "shared system" over the Internet. This technology is a publisher-specific ad-taking Web site service that offers visitors to a newspaper's Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. The Company receives monthly fees for hosting the transactions and providing customer support, and recognizes the fees ratably over the contract period.

Web site revenue – The Company receives revenue from fees charged to customers who transact business on the Advertise123.com Web site. This site permits the general public to plan, schedule, compose and purchase advertising from many print and on-line publishers. Under the guidance provided by the Securities Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" and the Emerging Issues Task Force ("EITF") Abstract No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), the Company is, in substance, acting as an agent for the publishers and therefore recognizes as revenue only the net fees realized on the transactions. The Company recognizes revenues on a per-transaction basis when the ad is placed through their system and collection from the customer is probable.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

Advertising Costs

The Company expenses the costs of advertising in the periods in which those costs are incurred. Advertising expense was approximately $76,000 and none for the years ended December 31, 2001 and 2002.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) applicable to common stockholders' by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net income (loss) applicable to common stockholders' by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Potential common shares are excluded from the computation when their effect is antidilutive.

For the years ended December 31, 2001 and 2002, diluted earnings (loss) per share does not include 2,547,661 and 6,041,932, of options and warrants to purchase common stock, and preferred stock as their inclusion is antidilutive.

NOTES TO FINANCIAL STATEMENTS

Comprehensive Income

The Company discloses comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and disclosing comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity (deficit) during the period except those resulting from investments by, or distributions to, stockholders. The Company has no other comprehensive income items and, accordingly, net income (loss) equals comprehensive income (loss) for all periods presented.

Segment Reporting

The Company determines and discloses its segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which uses a "management" approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of a company's reportable segments. SFAS No. 131 also requires disclosures about products or services, geographic areas and major customers. The Company's management reporting structure provides for only one reportable segment and accordingly, no separate segment information is presented.

Accounting for Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock for financial reporting purposes and the exercise price of the option. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 at fair value.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), effective January 2003. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. The Company will adopt SFAS 143 on January 1, 2003, and does not believe that the adoption will have a material impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), effective for exit or disposal activities initiated after December

31, 2002. SFAS 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS 112, Employer's Accounting for Post employment Benefits, and asset impairments governed by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company does not believe that the adoption of SFAS 146 will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation - an Amendment of SFAS No. 123 ("SFAS 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will retain the intrinsic method of accounting for stock based awards granted to employees.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not the Company's financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption will have a material impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). This Interpretation requires that variable interest entities created after January 31, 2003, and variable interest entities in which an interest is obtained after that date, be evaluated for consolidation into an entity's financial statements. This interpretation also applies, beginning July 1, 2003 for the Company, to all variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. We are in the process of evaluating all of our investments and other interests in entities under the provisions of FIN 46 and have not yet determined the effect of its adoption on our financial position and results of operations.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31:

	2002
Computer equipment and software development	$2,909,627
Furniture and fixtures	40,391
Leasehold improvements	32,402
CareerBuilder software development (Note 5)	559,740
	3,542,160
Less: Accumulated depreciation and amortization	(993,191)
Net property and equipment	$2,548,969

Computer equipment and furniture and fixtures include equipment held under capital leases of $86,511 and $13,948, respectively. Accumulated depreciation and amortization includes amortization of computer equipment and furniture and fixtures held under capital leases of approximately $13,829 for the year ended December 31, 2002. Depreciation and amortization expense for the years ended December 31, 2001 and 2002 was approximately $327,000 and $533,000, respectively.

4. **Intangible Assets**

Intangible assets are comprised of the following at December 31:

	2002
Cost	$ 197,858
Less: Accumulated amortization	(150,512)
	$ 47,346

5. **Significant Contracts**

On March 18, 2002, the Company entered into a series of agreements with Tribune Company ("Tribune"). In accordance with these agreements, the Company sold 1,443,457 shares of Series A convertible preferred stock to Tribune Company for approximately $1.7 million. The Company has recorded the $1.7 million investment in the Series A convertible preferred stock at cost which approximated fair value. The rights and preferences of the Series A preferred stock are described in Note 6 below. Additionally, the Company agreed to develop and customize a version of its Web software applications to Tribune specifications in exchange for earning volume-based transaction fees in the future by providing Web-based recruitment ad sales technology to all major market Tribune newspapers and on-line services. This customization will provide a platform that allows Tribune owned newspapers, together with CareerBuilder, L.L.C., to receive recruitment advertising from agencies, corporate customers, and the general public. On completion of the development and customization effort, the Company will manage the related transactions and receive a volume-based ASP fee with a guaranteed monthly minimum. Costs incurred in the customization effort, are reflected as deferred contract costs in the balance sheet.

Through September 30, 2002, $559,740 in development and customization costs have been capitalized. During August 2002 the Company launched the FlexAds® service on two Tribune newspapers and commenced amortization of the cost of the development and customization effort over the expected 5 year period of the agreement. Under the agreement the Company will receive $7,500 minimum monthly payments totaling $450,000. The Company commenced recognition of revenue from the $7,500 minimum monthly fee under the agreement on a straight-line basis during August 2002. To the extent that transaction based fees exceed the monthly minimum payments, the Company will record the excess in revenue when earned. The transactions did not exceed the contracted minimums during any month for the year ended December 31, 2002.

In December 2002 the Company entered into an agreement with Tribune Company for an additional investment by Tribune of $1,500,000. As part of the transaction, AdStar will develop additional features that expand the capabilities of its generic service and the customized services that were launched in August 2002. The investment is in the form of an initial purchase by Tribune of $900,000 for 1,200,000 Series B-1 preferred stock which funded in December 2002 and a subsequent purchase, of $600,000 for 800,000 shares Series B-2 preferred stock, plus additional shares issued for accrued dividends on Series B-1. The purchase price for each share of the Series B-1 and Series B-2 preferred stock was $0.75 or below the fair market value of AdStar common stock at the time of the respective closing. These shares carry a liquidation preference that includes a dividend of 7% per year available only upon liquidation and currently convert on a 1:1 basis. Shareholders of Series B Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and vote as a single class with the shareholders of our Common Stock. The holders of Series B preferred stock are entitled to one vote for each share of common issuable upon conversion. In connection with the Series B-1 offering, the Company recognized a beneficial conversion feature of $204,000, which represents the difference between the fair value of the Company's common stock on the commitment date of this transaction and the value at which the Series B-1 shares were issued. The $204,000 was credited against the additional paid in capital account and taken as a charge to retained earnings.

6. Convertible Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,443,457 shares have been designated as Series A, convertible preferred stock ("Series A preferred stock"), 1,200,000 shares have been designated as Series B-1, convertible preferred stock and 800,000 shares have been designated as Series B-2, convertible preferred stock ("Series B preferred stock"). The remaining authorized shares have not been designated.

At December 31, 2002, the Company has reserved 1,443,457 shares of common stock for issuance upon the conversion of the Series A and 2,000,000 Series B preferred stock. The Series A and B preferred stock have the following characteristics:

Voting Rights – Each holder of the Series A and B preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder's shares are convertible. The Company cannot amend its certificate of incorporation amending the rights of the Series A and B preferred stockholders, enter into any capital stock or equity agreements with rights ranking the same or above the rights of the Series A preferred stock or liquidate the Company without the approval of at least a majority of the holders of the Series A preferred stock then outstanding.

Liquidation Preference – In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A and B preferred stock will be entitled to receive in preference to the holders of the common stock, an amount per share equal to $1.244 and $0.75 accrued and unpaid dividends, respectively. After such payment, the Series A and B preferred stockholders share equally with the common stockholders in any remaining assets or funds of the Company.

Conversion – Each share of the Series A and B preferred stock is convertible at anytime at the option of the holder into shares of common stock pursuant to a ratio of one share of common stock for each share of Series A preferred stock, subject to certain stock split and stock dividend adjustments. In addition, the conversion ratio is subject to adjustment, as defined in the agreement, in the event that the Company issues common stock at a per share price less than $1.244 per share for series A and $0.75 for series B. All Series A preferred stock will automatically convert to common stock on the first day after March 18, 2004 for which the market price of the Company's common stock exceeds $2.25 per share. All Series B preferred stock will automatically convert to common stock on the first day after December 23, 2005 for which the market price of the Company's common stock exceeds $1.50 per share

Dividends – Dividends on the Series A and B preferred stock shall accrue cumulatively at 7% per annum through the date of liquidation or conversion. In the event of conversion all accrued and unpaid dividends will be waived. The 7% cumulative dividend has not been shown as a deduction from net loss applicable to common shareholders, since the dividends are only to be paid if a liquidation event occurs and the dividends would be accrued from the original issuance date to the date of the liquidating event. If the Series A preferred stock is converted into common stock, the right to the cumulative dividends will be waived.

7. Notes Payable

On October 23, 2001, the Company entered into a loan and security agreement with a financial institution to establish a line of credit. The maximum revolving credit line is $500,000 and is secured by the Company's accounts receivable. The Company was able to borrow up to 80% of the eligible accounts receivable as defined in the terms of the agreement. Interest was payable on the balance at a rate of 3 percentage points above the Prime Rate. The line of credit agreement was terminated effective February 27, 2002. During December 2002, the Company entered into a 7% $300,000 unsecured bridge note payable agreement with Tribune Company pending the closing of the $900,000 funding on the Series B-1 preferred stock transaction. During December 2002 the note was repaid out of the proceeds from the $900,000, see Note 5.

8. Income Taxes

Prior to June 30, 1999, the Company was taxed as an S-Corporation. Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components for the Company's deferred taxes at December 31, consisted of the following:

	2002
Deferred tax assets:	
Net operating loss carryforwards	$ 3,952,000
Depreciation and amortization	–
Deferred revenue	45,000
Other	50,000
Less: Valuation allowance	(3,897,000)
Net deferred tax asset	$ 150,000
Deferred tax liability	
Depreciation and amortization	(150,000)
Net deferred tax	$ –

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based upon the level of historical losses and projections of future taxable income over the periods in which the deferred tax assets are deductible, a full valuation allowance has been provided as management believes that it is more likely than not, based upon available evidence, that the deferred tax assets will not be realized.

As of December 31, 2002, the Company has federal net operating loss carryforwards of approximately $9,653,000. As of December 31, 2002, the Company has state net operating loss carryforwards of approximately $4,823,000. The federal and state net operating loss carryforwards will begin to expire in 2019 and 2004, respectively. The Company's ability to utilize net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future.

The provision for income taxes for the years ended December 31, 2001 and 2002 differs from the amount that would result from applying the federal statutory rate as follows:

	2001	2002
Statutory regular federal income tax rate	(34.0%)	(34.0%)
Change in valuation allowance	33.1%	34.4%
State taxes, net of federal benefit	(3.0%)	(3.0%)
Other	4.2%	2.5%
	(0.3%)	(0.0%)

9. Capitalization

Common Stock

In June 2001, the shareholders approved an increase to the number of authorized shares of the Company's common stock from 10,000,000 to 20,000,000.

In December 1999, the Company established a vendor compensation plan whereby it may compensate vendors who are accredited investors, as defined under Rule 215 of the Securities Act of 1933, in shares of its common stock in lieu of cash. Under the plan, 400,000 shares are available for issuance. During 2001 and 2002, 119,249 and 131,076 shares were issued to vendors under the plan relying upon the exemptions under Sections 4(2) and 4(6) of the Securities Act of 1933 and which represented compensation of $90,000 and $77,000, respectively. In addition, during 2001 warrants to purchase 50,000 shares at $1.50 per share and 50,000 shares at $2.00 per share were issued to a vendor. The Black-Scholes value of these warrants was $25,000.

In February 2001 the Company issued 593,483 common shares to satisfy a note, dated October 21, 1999, in full payment of principal and accrued interest totaling $1,186,966. In April 2001, the Company completed a private offering and raised net proceeds of approximately $328,000 through the issuance of 400,000 units comprising two shares of the Company's authorized but unregistered common stock and one warrant to purchase an additional share of common stock at a per share price of $1.07. In October 2001, the Company initiated a private placement offering of up to 1,300,000 shares of the Company's authorized but unregistered common stock at $0.50 per share. Through December 31, 2001, the Company had raised gross proceeds of $500,000, of the planned $650,000, with the remaining investment raised in January 2002.

In January 2002, AdStar issued to Morse, Zelnick, Rose and Lander LLP, (a related party) AdStar's legal counsel, 114,545 shares of restricted common stock, at fair market value as payment in full for $62,500 legal expenses accrued at December 31, 2001. In January 2002, the Company sold an additional 300,000 shares of common stock at a price of $0.50 per share. These shares were sold as part of a 1,300,000 share private placement made pursuant to Sections 4(2) and 4(6) of the Act, of which 1,000,000 were sold prior to December 31, 2001. In connection with this offering the Company issued warrants to purchase 130,000 shares of its common stock, at $0.75 as part of the placement agent fees. The warrants expire on January 16, 2007.

On February 1, 2002, AdStar sold to an accredited investor 100,000 shares of its common stock at a price per share equal to 85% of its per share closing price on January 31, 2002 ($0.50). In connection with this sale the Company issued warrants to purchase 10,000 shares of its common stock, at a per share price equal to 110% of the closing price of the stock on January 17, 2002, as part of the placement agent fees. The warrants expire on January 31, 2007.

In November 2000, AdStar entered in a one-year strategic alliance agreement with Eastman Kodak Company (Kodak) whereby AdStar issued 67,796 shares of its common stock valued at $100,000, which was capitalized and amortized over the life of the contract. As of December 2001 the parties had not been able to complete the provisions of the agreement to both parties' satisfaction, whereby Kodak notified AdStar of its intention to terminate the agreement as of February 28, 2002. After protracted settlement discussions the parties agreed to a mutual termination and release agreement entered into during May 2002. As part of the agreement Kodak returned AdStar's common stock, valued at $67,796, which AdStar recorded as a gain on the return of common stock shares and included in other income and AdStar agreed not to pursue any further actions for performance against Kodak.

Stock Options

In 1999, the Board of Directors adopted the 1999 Stock Option Plan (the "Plan") in order to attract and retain officers, other key employees, consultants and non-employee directors of the Company. The plan as amended during 2002 has an aggregate of 1,500,000 shares of common stock has been authorized for issuance under the Plan.

The Plan provides for issuance of nonqualified and incentive stock options to officers, key employees, consultants and non-employee directors to the Company. Each nonqualified stock option shall have an exercise price not less than 100% of the fair value of the common stock on the date of grant, unless as otherwise determined by the committee that administers the Plan.

Incentive stock options shall have an exercise price equal to or greater than the fair value of the common stock on the date of grant provided that incentive stock options granted to a 10% holder of the Company's voting stock shall have an exercise price equal to or greater than 110% of the fair market value of the common stock on the date of grant. Each option generally has a term of five to ten years from the date of grant unless otherwise determined by the committee that administers the Plan. All options granted in from 1999 through 2002 have a five-year term.

Upon the occurrence of a change in control, as defined in the Plan, each option granted under the Plan shall thereupon become fully vested and exercisable.

The following table summarizes activity under the Plan for the years ended December 31, 2001 and 2002

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	380,170	$5.21
Granted	388,026	$0.94
Exercised	–	–
Forfeited	(299,737)	$5.35
Outstanding at December 31, 2001	468,459	$1.58
Granted	720,446	$0.87
Exercised	–	–
Forfeited	(55,431)	$2.59
Outstanding at December 31, 2002	1,133,474	$0.95
Options exercisable at December 31, 2001	287,586	$1.60
Options exercisable at December 31, 2002	645,052	$0.95
Options available for future grant	366,526	
Weighted average fair value of options granted in 2002		$0.67
Weighted average fair value of options granted in 2001		$0.87

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding at December 31, 2002			Options Exercisable at December 31, 2002	
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$0.01 - $0.99	881,528	3.01	$0.67	555,197	$0.70
$1.00 - $2.99	216,000	3.69	$1.23	55,335	$1.38
$3.00 - $5.99	10,389	1.47	$4.94	9,889	$4.89
$6.00 - $7.20	25,557	1.81	$6.63	24,631	$6.62
	1,133,474			645,052	

Fair Value Disclosures

Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the Company's initial public offering, the fair value of each option grant was determined using the Black-Scholes option-pricing model. The Company calculated the fair value of each option granted on the date of grant using the minimum value method or Black-Scholes model as prescribed by SFAS No. 123 using the following assumptions:

	Year Ended December 31,	
	2001	**2002**
Risk-free interest rate	1.75%	1.75%
Expected lives (years)	3.5	3.5
Dividend yield	0.0%	0.0%
Expected volatility	190.0%	190.0%

The Company has adopted the disclosure only provisions of SFAS No. 123. If compensation cost associated with the Company's stock-based compensation plan had been determined using the fair value prescribed by SFAS No. 123, the Company's net loss for 2001 and 2002 would have increased to the pro forma amounts indicated below:

		Year Ended December 31,	
		2001	**2002**
Net loss -	as reported	$(1,884,498)	$(2,159,643)
	Add: Stock based employee compensation included in reported loss	-0-	-0-
	Deduct: Employee compensation expense	(57,297)	(242,755)
	pro forma	(1,941,795)	(2,402,398)
Loss per share -	as reported	$ (0.30)	$ (0.29)
	pro forma	$ (0.31)	$ (0.29)

Because additional stock options are expected to be granted each year, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.

Warrants

The following table summarizes the outstanding warrants, all of which are currently exercisable, to purchase common stock at December 31, 2002:

Number	Exercise Price	Expiration Date
16,667	$ 6.00	September 2003
33,334	$ 1.66	September 2003–October 2004
50,000	$ 1.50	October 2004
1,150,000	$ 9.00	December 2004
200,000	$ 7.20	December 2004
25,000	$10.00	March 2005
200,000	$ 1.80	September 2005
50,000	$ 2.00	October 2005
400,000	$ 1.07	April 2006
140,000	$ 0.75	January 2007

10. Shareholder receivable

In July 2002, AdStar entered into a loan transaction with Leslie Bernhard, President and Chief Executive Officer and Eli Rousso, Executive Vice President and Chief Technical Officer for $110,434 and $100,000, respectively. As part of the transaction, Ms. Bernhard and Mr. Rousso each issued to AdStar an unsecured, non negotiable promissory note bearing interest at 5.56% with monthly principal and interest payments of $763 and $691, respectively, payable on a monthly basis, with all remaining outstanding principal and interest amounts due on July 31, 2022. Concurrently, an outstanding note from Ms. Bernhard in the amount of $39,566 was restructured under the same terms and conditions as the aforementioned new note. The loans are forgiven if there is a change in control in AdStar or if the loan holder is dismissed for other than cause as defined by the loan and employment agreements. See Note 12.

11. Restructuring costs

During 2001 the Company critically examined the processing capabilities of its existing software modules and identified potential new commercial applications that could be developed using our existing technology as a starting point. With these changes in mind, we repositioned our products, moving away from the idea of the Internet as a stand-alone business category, and moving towards the idea of the Internet as an extremely efficient and flexible communication channel. During 2002 we continued executing our ASP model while maintaining the existing infrastructure and personnel responsible for the historical licensing and software and portal model while formulating a formal transition plan.

The plan contemplated among other things the closure of the New York office within approximately six months, a related reduction in force of the 4 technology staff as of December 31, 2002 and the abandonment of an externally created customized billing software module. While the strategy had been in play for several months, including the addition of office space in the corporate offices to facilitate the transition, Management formally approved the final strategy in December 2002. During December 2002 the Company hired a seasoned industry executive to transfer the software programs and intellectual knowledge from the New York office to the corporate office, identify and begin training existing personnel in anticipation of the reduction-in-force, and abandoned the billing software system. The corporate office will assume full revenue responsibilities concurrently with the closing of the office. Accordingly, management recorded direct restructuring write-offs and reserves totaling $323,000, which are primarily comprised of estimated costs of $128,000 for abandoned software and equipment, $76,000 relating to the office lease, and $119,000 in legal and other.

12. Commitments and Contingencies

Operating and Capital Lease Commitments

The Company has certain noncancelable operating lease obligations for office space and equipment, and capital lease obligations for computer equipment and office furniture. The operating leases are for office space located in New York, California, and New Jersey and expire through November 2005. The leases contain certain escalation clauses based on certain charges that the landlords of the properties may incur over the base year, as defined in the lease agreements.

In June 2001, the Company assigned the lease for its New Jersey office to a third party, whereby that party would be primarily responsible and the Company would be secondarily liable for lease payments through the end of the lease agreement.

Future minimum lease payments under the noncancelable operating and capital leases as of December 31, 2002 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases
2003	$328,541	$ 43,067
2004	330,238	39,251
2005	120,926	19,465
2006	–	126
Total minimum obligations	$779,705	101,109
Less: Amounts representing interest		(23,122)
Present value of minimum obligations		78,787
Less: Current portion		(28,980)
Non-current portion		$ 49,807

Rent expense for the years ended December 31, 2001 and 2002 was approximately $181,100 and $181,700, respectively, including month-to-month rentals. Beginning in March 2001, the Company entered in an agreement to sub-lease a portion of its office space to a third party for $10,750 per month for the first 18-months which increased to $11,012 for the remaining 30 months. For the years ended December 31, 2001 and 2002, the Company received approximately $107,500 and $135,900, respectively, of sublease income, which is included in General and administrative expense on the statement of operations.

Employment Agreements

On July 1, 2002, AdStar entered into four-year employment agreements with each of Leslie Bernhard and Eli Rousso. Their prior agreements expired on June 30, 2002. Pursuant to her employment agreement, Leslie Bernhard was retained as our Chief Executive Officer and her total annual compensation was reduced to $212,800. Pursuant to his employment agreement, Eli Rousso was retained as our Executive Vice President and his total annual compensation was reduced to

$212,800. Each agreement provides, among other things, for participation in an equitable manner in any profit-sharing or retirement, separation and disability plans for employees or executives and for participation in other employee benefits applicable to employees and executives of AdStar. Each agreement further provides for fringe benefits which commensurate with the executive's duties and responsibilities. Under each agreement, employment may be terminated by us with cause or by the executive with good reason. Termination by us without cause, or by the executive for good reason, would subject us to liability for liquidated damages in an amount equal to the terminated executive's base salary for the remaining term of his or her employment agreement or 12 months, whichever is greater.

In January 2001, AdStar entered into a 2-year employment contract with Mr. Jeffrey Baudo. Pursuant to his employment agreement, Mr. Baudo was retained as our Chief Operating Officer at an annual rate of $213,000 per year, and granted options to purchase 100,000 shares of AdStar's common stock. Subsequently, as of July 1, 2002, Mr. Baudo agreed to an amendment to employment agreement reducing his annual rate of compensation to $191,700. Mr. Baudo's contract was extended for one year with successive one year terms for the same salary under essentially the same terms and conditions, effective January 22, 2003. Mr. Baudo is the brother of Leslie Bernhard.

License Agreement

In April 1996, the Company entered into an exclusive license agreement with a software company that developed the facsimile technology available as a feature within the Company's historical software product. This agreement provides that the Company pays royalties of up to 50% of net revenues generated by the Company on license fees, implementation fees and maintenance fees. This agreement is for an initial term of 20 years, though it can be terminated by the Company upon six months' notice or by the software company in certain circumstances. For the years ended December 31, 2001 and 2002, the Company paid royalties of approximately $31,000 and $47,000, respectively.

13. Subsequent Event

In March 2003, AdStar sold 800,000 shares of its Series B-2 Preferred Stock to Tribune Company for an aggregate purchase price of $600,000. These shares currently convert on a 1:1 basis. Shareholders of Series B-2 Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series B-2 Preferred Stock are entitled to one vote for each share. In addition, on March 28, 2003, in exchange for all of the Series B-1 Preferred Stock plus accrued and unpaid dividends on those shares, issued in December 2002 to Tribune Company, AdStar issued an additional 1,200,000 shares of its Series B-2 Preferred Stock to the Tribune Company.

Corporate Information

AdStar, Inc.

Corporate Headquarters

4553 Glencoe Avenue, Suite 325
Marina del Rey, California 90292

BOARD OF DIRECTORS

Richard Salute

Stephen A. Zelnick

Leslie Bernhard

Eli Rousso

Jeffrey Baudo

CORPORATE OFFICERS

Leslie Bernhard
President, Chief Executive Officer

Eli Rousso
Execuitve Vice President
Chief Technology Officer,
Secretary, Treasurer

Jeffrey Baudo
Senior Vice President,
Chief Operating Officer

Anthony J. Fidaleo
Vice President, Finance and
Chief Financial Officer

Annual Meeting
AdStar, Inc. will conduct its annual meeting of shareholders on Friday, October 10, 2003 at 10 AM at its Corporate Headquarters at 4553 Glencoe Avenue, Marina del Rey, California 90292

Common Stock Data
Traded: NASDAQ Stock Market
Symbol ADST, ADSTW

Transfer Agent and Registrar
American Stock Transfer and Trust Company
New York, New York

Independent Accountants
BDO Seidman, LLP
Los Angeles, California

Legal Counsel
Morse, Zelnick, Rose & Lander LLP
New York, New York

Investor Relations
RJ Falkner & Co., Inc.
R. Jerry Falkner
634 Kimbark, Suite 3
Longmont, Colorado 80501
(303) 776-5514

Please contact RJ Falkner & Co., Inc. for additional copies of this report or other financial information about AdStar, Inc.

Internet Address
www.adstar.com

AdStar, Inc.
4553 Glencoe Avenue Suite 325
Marina del Rey, CA 90292

t: 310 577 8255 f: 310 577 8266

www.adstar.com